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CONDENSED INTERIM FINANCIAL REPORT – SUPPLEMENTARY DATA

Novartis Q3 and 9M 2018 Condensed Interim Financial Report – Supplementary Data

Novartis Q3 and 9M 2018 Condensed Interim Financial Report – Supplementary Data

Key figures	Q3 2018	Q3 2017	% change		9M 2018	9M 2017	% change
	USD m	USD m	USD	cc 1	USD m	USD m	USD	cc 1
Net sales to third parties	12 779	12 413	3	6	38 631	36 194	7	5
Divisional operating income	2 245	2 519	- 11	- 6	7 524	6 926	9	7
Corporate income & expense, net	- 306	- 162	- 89	- 94	- 654	- 367	- 78	- 72
Operating income	1 939	2 357	- 18	- 13	6 870	6 559	5	3
As % of net sales	15.2	19.0			17.8	18.1
Income from associated companies	213	262	- 19	- 19	6 297	692	nm	nm
Interest expense	- 235	- 197	- 19	- 24	- 703	- 569	- 24	- 26
Other financial income and expense	26	14	86	28	107	16	nm	nm
Taxes	- 319	- 353	10	5	-1 151	- 971	- 19	- 17
Net income	1 624	2 083	- 22	- 18	11 420	5 727	nm	nm
Basic earnings per share (USD)	0.70	0.89	-21	-17	4.92	2.43	nm	nm
Cash flows from operating activities	4 050	3 586	13		10 506	9 213	14
Free cash flow [1]	3 301	3 064	8		8 778	7 972	10
Core [1]
Core operating income	3 555	3 382	5	9	10 436	9 627	8	7
As % of net sales	27.8	27.2			27.0	26.6
Core net income	3 064	3 017	2	5	9 057	8 573	6	4
Basic core earnings per share (USD)	1.32	1.29	2	6	3.90	3.64	7	5
nm = not meaningful

Third quarter

Net sales
Net sales were USD 12.8 billion (+3%, +6% cc) in the third quarter driven by volume growth of 9 percentage points (cc), mainly from Cosentyx, Entresto, Oncology including AAA, and Alcon. Strong volume growth was partly offset by the negative impacts of pricing (-2 percentage points) and generic competition (-1 percentage point).

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to an expense of USD 306 million in the third quarter compared to USD 162 million in prior year mainly due to lower income from retained vaccines intellectual property, lower contributions from the Novartis Venture Fund and the captive insurance companies, and higher NBS restructuring costs.

Operating income
Operating income was USD 1.9 billion (-18%, -13% cc) mainly due to net charges from the voluntary withdrawal of CyPass (USD 0.3 billion), higher restructuring and growth investments, partly offset by continued sales growth and gross margin expansion. Core adjustments amounted to USD 1.6 billion (2017: USD 1.0 billion). Operating income margin in constant currencies decreased 3.3 percentage points; currency had a negative impact of 0.5 percentage points, resulting in a net decrease of 3.8 percentage points to 15.2% of net sales.

Core operating income was USD 3.6 billion (+5%, +9% cc) driven by higher sales and improved gross margin, partly offset by growth and launch investments, including AveXis. Core operating income margin in constant currencies increased 0.8 percentage points; currency had a negative impact of 0.2 percentage points, resulting in a net increase of 0.6 percentage points to 27.8% of net sales.

Income from associated companies
Income from associated companies amounted to USD 213 million, compared to USD 262 million in prior year. The share of income from Roche Holding AG (Roche) amounted to USD 213 million compared to USD 142 million in the prior year, mainly due to higher estimated income. The share of income from the GSK consumer healthcare joint venture decreased by USD 119 million compared to prior year due to the divestment of our stake in the joint venture in the second quarter (see Note 3).

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 55 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.

Core income from associated companies decreased to USD 293 million from USD 359 million in prior year. The core income contribution from Roche amounted to USD 293 million compared to USD 226 million in prior year, an increase of USD 67 million mainly due to the higher estimated contribution from core income.  The share of core income from the GSK consumer healthcare joint venture decreased by USD 132 million compared to prior year due to the divestment of our stake in the joint venture in the second quarter (see Note 3).

Interest expense and other financial income/expense
Interest expense was USD 235 million compared to USD 197 million in prior year, due to increased costs of USD 22 million related to higher level of outstanding debt, and increased costs of USD 16 million relating to discounting of long term liabilities.

Other financial income and expense amounted to an income of USD 26 million compared to an income of USD 14 million in prior year, driven by higher interest income of USD 76 million compared to USD 27 million in prior year, partly offset by higher currency losses of USD 31 million compared to currency losses of USD 11 million in prior year, and higher other financial expenses, net of USD 19 million compared to USD 2 million in prior year.

Taxes
The tax rate in the third quarter was 16.4% compared to 14.5% in prior year. The increase was mainly a result of a change in profit mix to jurisdictions with higher tax rates and the discontinuation of the recognition of the income from associated companies related to the GSK consumer healthcare joint venture (see Note 3). The core tax rate was 15.8% compared to 15.2% in prior year.

Net income and EPS
Net income was USD 1.6 billion, (-22%, -18% cc) mainly due to the lower operating income and the discontinuation of income from the GSK consumer healthcare joint venture, divested to GSK in the second quarter.

EPS was USD 0.70 (-21%, -17% cc), due to the lower net income partly offset by the lower number of shares outstanding.

Core net income was USD 3.1 billion (+2%, +5% cc) as growth in core operating income was partly offset by the discontinuation of core income from the GSK consumer healthcare joint venture.

Core EPS was USD 1.32 (+2%, +6% cc), driven by growth in core net income and the lower number of shares outstanding.

Free cash flow amounted to USD 3.3 billion (+8% USD) compared to USD 3.1 billion in prior year as higher cash flows from operating activities were partly offset by higher net investments in intangible assets.

Nine months

Net sales
Net sales were USD 38.6 billion (+7%, +5% cc) in the first nine months driven by volume growth of 9 percentage points (cc), mainly from Cosentyx, Entresto, Oncology including AAA, and Alcon. Strong volume growth was partly offset by the negative impacts of pricing (-2 percentage points) and generic competition (-2 percentage points).

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to an expense of USD 654 million in the first nine months compared to USD 367 million in prior year. The increase in net expense compared to prior year was mainly due to higher NBS restructuring costs, lower income from retained vaccines intellectual property and lower contributions from the Novartis Venture Fund and the captive insurance companies.

Operating income
Operating income was USD 6.9 billion (+5%, +3% cc) driven by higher sales, gross margin and net divestment gains, partly offset by growth investments, net charges from the voluntary withdrawal of CyPass (USD 0.3 billion) and higher restructuring. Core adjustments amounted to USD 3.6 billion (2017: USD 3.1 billion). Operating income margin in constant currencies decreased 0.3 percentage points; currency impact was not significant, resulting in a net decrease of 0.3 percentage points to 17.8% of net sales.

Core operating income was USD 10.4 billion (+8%, +7% cc) driven by higher sales and improved gross margin, partly offset by growth investments, including AveXis. Core operating income margin in constant currencies increased 0.5 percentage points; currency had a negative impact of 0.1 percentage points, resulting in a net increase of 0.4 percentage points to 27.0% of net sales.

Income from associated companies
Income from associated companies increased to USD 6.3 billion from USD 692 million in prior year, an increase of USD 5.6 billion. This increase was mainly due to the pre-tax gain of USD 5.8 billion recognized on the divestment of the 36.5% stake in the GSK consumer healthcare joint venture. Excluding this divestment gain, income from associated companies amounted to USD 506 million compared to USD 692 million in prior year.

The share of income from Roche was USD 384 million compared to USD 332 million in prior year. The higher estimated income for Roche of USD 110 million in the first nine months of 2018, was partly offset by the net impacts from a negative prior year adjustment of USD 125 million recognized in 2018, compared to a negative prior year adjustment of USD 67 million recognized in 2017. The share of income from the GSK consumer healthcare joint venture decreased by USD 218 million compared to prior year, due to the discontinuation of the recognition of income from April 1, 2018 (see Note 3).

Core income from associated companies in the first nine months amounted to USD 899 million compared to USD 1.0 billion in prior year. The core income contribution from Roche amounted to USD 756 million compared to USD 645 million in prior year, an increase of USD 111 million, mainly due to the higher estimated contribution from core income. The share of core income from GSK consumer healthcare joint venture decreased by USD 227 million compared to prior year, due to the discontinuation of core income from April 1, 2018 (see Note 3).

Interest expense and other financial income/expense
Interest expense was USD 703 million compared to USD 569 million in prior year, an increase of USD 134 million due to higher interest expense of USD 84 million relating to the level of outstanding debt, and higher interest expense of USD 50 million on discounting of long term liabilities.

Other financial income and expense amounted to an income of USD 107 million compared to an income of USD 16 million in prior year, mainly due to higher interest income of USD 182 million compared to USD 68 million in prior year, and lower currency losses of USD 36 million compared to currency losses of USD 44 million in prior year, partly offset by higher other financial expenses, net of USD 39 million compared to USD 8 million in prior year.

Taxes
The tax rate in the first nine months was 9.2% compared to 14.5% in prior year, mainly due to the impact on taxes of the divestment of the 36.5% stake in the GSK consumer healthcare joint venture. Excluding the impact of the divestment, the tax rate in the first nine months would have been 16.2% compared to 14.5% in prior year. The increase was mainly a result of a change in profit mix to jurisdictions with higher tax rates and the discontinuation of the recognition of the income from associated companies related to the GSK consumer healthcare joint venture from April 1, 2018 (see Note 3). The core tax rate was 15.7% compared to 15.2% in prior year.

Net income and EPS
Net income was USD 11.4 billion, compared to USD 5.7 billion in prior year, mainly benefiting from a USD 5.7 billion net gain from the divestment of our stake in the GSK consumer healthcare joint venture, in the second quarter.

EPS was USD 4.92, compared to USD 2.43 in prior year, driven by higher net income and lower number of shares outstanding.

Core net income was USD 9.1 billion (+6%, +4% cc) driven by growth in core operating income, partly offset by the discontinuation of core income from the GSK consumer healthcare joint venture from April 1, 2018.

Core EPS was USD 3.90 (+7%, +5% cc) driven by growth in core net income and the lower number of shares outstanding.

Free cash flow amounted to USD 8.8 billion (+10% USD) compared to USD 8.0 billion in prior year as higher cash flows from operating activities were partly offset by higher net investments in intangible assets.

Innovative Medicines
	Q3 2018	Q3 2017	% change		9M 2018	9M 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	8 596	8 117	6	9	25 870	23 719	9	7
Operating income	2 184	2 131	2	6	6 571	5 838	13	11
As % of net sales	25.4	26.3			25.4	24.6
Core operating income	2 897	2 578	12	16	8 382	7 429	13	11
As % of net sales	33.7	31.8			32.4	31.3

Following the product transfers announced on October 24, 2017 and January 24, 2018, results from the Innovative Medicines Division in 2018 and 2017 exclude the Ophthalmic OTC products and a small portfolio of surgical diagnostic products, transferred to the Alcon Division effective January 1, 2018.

Third quarter

Net sales
Net sales were USD 8.6 billion (+6%, +9% cc) in the third quarter, as both the Pharmaceuticals and Oncology business units grew 9% (cc). Volume contributed 11 percentage points driven by growth drivers and higher Diovan and Exforge benefitting from the recall of competitor generic products. Pricing had a negative impact of 1 percentage point and generic competition a negative impact of 1 percentage point.

Regionally, US sales (USD 3.0 billion, +10% cc) delivered a strong performance driven by Cosentyx, Entresto, Lutathera and Tafinlar + Mekinist. Europe sales (USD 3.0 billion, +9% cc) were driven by continued strong performance of Cosentyx, Entresto, Jakavi and Tafinlar + Mekinist. Japan sales (USD 0.6 billion, -4% cc) declined, mainly due to the biennial price cut and generic competition. Emerging Growth Markets sales increased 12% (cc) to USD 2.1 billion, mainly driven by double-digit growth in China.

Novartis Pharmaceuticals BU sales were USD 5.3 billion (+9% cc). Immunology, Hepatology & Dermatology (USD 891 million, +37% cc) growth was driven by Cosentyx (USD 750 million, +37% cc). In Cardio-Metabolic, Entresto (USD 271 million, +113% cc) more than doubled. In Neuroscience, Gilenya (USD 818 million, +4% cc) continued solid growth. Respiratory (USD 429 million, +7% cc) performance was driven by continued growth of Xolair (USD 255 million, +8% cc) and Ultibro (USD 110 million, +11% cc). Ophthalmology sales (USD 1.1 billion, -1% cc) were broadly in line with prior year as price erosion was mostly offset by solid growth of Lucentis (USD 491 million, +5% cc).

Novartis Oncology BU sales increased by 9% (cc) to USD 3.3 billion. Growth was mainly driven by AAA1 brands (USD 105 million), Promacta/Revolade (USD 295 million, +32% cc), Tafinlar + Mekinist (USD 291 million, +33% cc) and Jakavi (USD 248 million, +27% cc).

Operating income
Operating income was USD 2.2 billion (+2%, +6% cc), mainly driven by higher sales and improved gross margin, partly offset by higher growth and launch investments as well as higher restructuring costs. Operating income margin in constant currencies decreased by 0.6 percentage points; currency had a negative impact of 0.3 percentage points, resulting in a net decrease of 0.9 percentage points to 25.4% of net sales.

Core adjustments were USD 0.7 billion, including USD 0.6 billion for amortization of intangible assets. Prior year core adjustments were USD 0.4 billion. Core adjustments increased compared to prior year mainly due to higher restructuring charges, as higher amortization of intangible assets was offset by higher divestment gains. Core operating income was USD 2.9 billion (+12%, +16% cc). Core operating income margin in constant currencies increased by 2.1 percentage points; currency had a negative impact of 0.2 percentage points, resulting in a margin of 33.7% of net sales.

Core gross margin as a percentage of net sales increased by 1.2 percentage points (cc) mainly driven by productivity efforts. Core R&D expenses decreased by 1.3 percentage points (cc) mainly driven by productivity and portfolio prioritization. Core SG&A expenses increased by 0.5 percentage points (cc)  due to growth investments, including AveXis and AAA. Core Other Income and Expense, net, increased the margin by 0.1 percentage point (cc).

1 Products from the acquisition of Advanced Accelerator Applications S.A., including Lutathera and radiopharmaceutical diagnostic products

Nine months

Net sales
Net sales were USD 25.9 billion (+9%, +7% cc) in the first nine months, as Pharmaceuticals grew 7% (cc) and Oncology grew 8% (cc). Volume contributed 11 percentage points to sales growth. Generic competition had a negative impact of 2 percentage points. Pricing had a negative impact of 2 percentage points.

Regionally, in the US (USD 8.7 billion, +8% cc), the strong performance was driven by Cosentyx, Entresto, Promacta/Revolade and Lutathera. Europe sales (USD 9.2 billion, +7% cc) were driven by Cosentyx, Entresto and Jakavi. Japan sales (USD 1.7 billion, -4% cc) declined mainly due to the biennial price cut and generic competition. Emerging Growth Markets sales increased 11% (cc) to USD 6.5 billion, including strong growth from China.

Operating income
Operating income was USD 6.6 billion (+13%, +11% cc) mainly driven by higher sales and improved gross margin, partly offset by higher growth and launch investments and higher restructuring. Operating income margin in constant currencies increased 0.8 percentage points; currency had a negligible impact, resulting in a net increase of 0.8 percentage points to 25.4% of net sales.

Core adjustments amounted to USD 1.8 billion, including USD 1.7 billion of amortization of intangible assets. Prior year core adjustments were USD 1.6 billion. Core adjustments increased compared to prior year mainly due to higher restructuring charges, as higher amortization of intangible assets was offset by higher divestment gains. Core operating income was USD 8.4 billion (+13%, +11% cc). Core operating income margin in constant currencies increased by 1.1 percentage points; currency had a negligible impact, resulting in a net increase of 1.1 percentage points to 32.4% of net sales.

Core gross margin as a percentage of net sales increased by 0.6 percentage points (cc) driven by productivity and favorable product mix. Core R&D expenses decreased by 0.7 percentage points (cc). Core SG&A expenses increased by 0.3 percentage points (cc). Core Other Income and Expense, net, increased the margin by 0.1 percentage point (cc).

Innovative Medicines product review

All comments below focus on third quarter movements in constant currencies. More information on the products can be found in our annual report.

ONCOLOGY BUSINESS UNIT

	Q3 2018	Q3 2017	% change		9M 2018	9M 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Tasigna	444	482	-8	-6	1 398	1 356	3	2
Gleevec/Glivec	380	445	-15	-13	1 188	1 495	-21	-22
Sandostatin	389	402	-3	-1	1 188	1 191	0	-1
Afinitor/Votubia	374	389	-4	-2	1 157	1 118	3	3
Promacta/Revolade	295	227	30	32	844	612	38	37
Tafinlar + Mekinist[1]	291	224	30	33	842	627	34	31
Exjade/Jadenu	263	264	0	1	813	778	4	3
Jakavi	248	201	23	27	721	549	31	27
Votrient	197	213	-8	-5	630	595	6	4
Kisqali	72	26	177	184	175	41	nm	nm
Lutathera	56		nm	nm	86		nm	nm
Kymriah	20		nm	nm	48		nm	nm
Other	276	228	21	23	839	669	25	23
Total Oncology business unit	3 305	3 101	7	9	9 929	9 031	10	8

     1Majority of sales for Mekinist and Tafinlar are combination, but both can be used as a monotherapy nm = not meaningful

Tasigna (USD 444 million, -6% cc) declined in the US due to softening demand, partially offset by growth in other regions.

Gleevec/Glivec (USD 380 million, -13% cc) continued to decline due to generic competition in most major markets.

Sandostatin (USD 389 million, -1% cc) declined slightly, mainly due to competitive pressure in Europe.

Afinitor/Votubia (USD 374 million, -2% cc) declined slightly due to competitive pressure in the breast cancer indication in Europe and Japan, partly offset by growth in other regions.
Promacta/Revolade (USD 295 million, +32% cc) grew at a strong double-digit rate across all regions driven by increased demand and continued uptake of the thrombopoietin class for chronic immune thrombocytopenia.
Tafinlar + Mekinist (USD 291 million, +33% cc) continued strong double-digit growth due to increased demand driven by melanoma and NSCLC across all regions with the adjuvant melanoma indication also contributing primarily in the US.

Exjade/Jadenu (USD 263 million, +1% cc) grew driven by continued uptake in Europe and Japan.
Jakavi (USD 248 million, +27% cc) continued strong double-digit growth across all regions driven by both the myelofibrosis and polycythemia vera indications.
Votrient (USD 197 million, -5% cc) sales declined due to competitive pressure in the US and Europe partly offset by growth in other regions.
Kisqali (USD 72 million, +184% cc) continues to build momentum with growth in the US and launches in several EU countries and Emerging Growth Markets. Additional markets are expected to gain reimbursement over the next 12 months and filings are underway with other health authorities worldwide.

Lutathera (USD 56 million) launch in the US is progressing well, with over 85 centers actively treating. Sales from all AAA brands (including Lutathera and radiopharmaceutical diagnostic products) were USD 105 million in the quarter. In Europe, reimbursement for Lutathera has been achieved in several countries.
Kymriah sales were USD 20 million across the two indications in the US. We received approval by the European Commission and Health Canada for the treatment of r/r pediatric and young adult ALL patients and r/r adult DLBCL patients. Novartis announced that it plans to invest in the production of cell and gene therapies at the Stein site in Switzerland and a strategic collaboration with Cellular Biomedicine Group to manufacture and supply Kymriah in China. The launch of Kymriah in Europe is progressing well with initial focus on the r/r pediatric ALL indication in most European countries.

PHARMACEUTICAL BUSINESS UNIT

OPHTHALMOLOGY
	Q3 2018	Q3 2017	% change		9M 2018	9M 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	491	481	2	5	1 526	1 403	9	5
Travoprost Group	128	149	-14	-12	386	439	-12	-13
Topical Olopatadine Group	53	49	8	12	207	225	-8	-9
Other	422	460	-8	-5	1 312	1 405	-7	-7
Total Ophthalmology	1 094	1 139	-4	-1	3 431	3 472	-1	-3

Lucentis (USD 491 million, +5% cc) sales delivered solid growth benefitting from strong growth in the Retina market.

Travoprost Group (USD 128 million, -12% cc) sales declined mainly due to generic impact in Europe and increased competition in the US.

Topical Olopatadine Group (USD 53 million, +12% cc) sales grew mainly driven by Japan and China.

NEUROSCIENCE
	Q3 2018	Q3 2017	% change		9M 2018	9M 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gilenya	818	801	2	4	2 505	2 360	6	4
Other	20	26	-23	-25	63	77	-18	-22
Total Neuroscience	838	827	1	3	2 568	2 437	5	4

Gilenya (USD 818 million, +4% cc), with approximately 261,000 patients treated worldwide, continued solid growth, driven by increased demand in Europe and US. On July 11, 2018, the US Patent and Trial Appeal Board issued a decision upholding the validity of the Gilenya dosage regimen patent. A favorable resolution of the dosage regimen patent litigation may enable a longer period of US market exclusivity for Gilenya.

Aimovig received European Commission approval in July 2018 and is now approved in 37 countries for the preventative treatment of migraine in adults. Launch started in Europe and reimbursement is expected to take an additional 12 months. Additional regulatory filings are underway with other health authorities worldwide. Aimovig is co-commercialized with Amgen in the US, where Amgen records sales, and Novartis has exclusive commercialization rights for all territories excluding US and Japan. Aimovig has now been launched in the US, Switzerland, United Kingdom, Netherlands, Austria, Finland and Sweden.

IMMUNOLOGY, HEPATOLOGY and DERMATOLOGY
	Q3 2018	Q3 2017	% change		9M 2018	9M 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cosentyx	750	556	35	37	2 031	1 456	39	37
Ilaris	141	107	32	36	399	287	39	39
Other						1	-100	-100
Total Immunology, Hepatology and Dermatology	891	663	34	37	2 430	1 744	39	38
Xolair sales for all indications are reported in the Respiratory franchise.

Cosentyx (USD 750 million, +37% cc) delivered strong volume growth across all indications in the US and EU. In the US, Cosentyx (USD 459 million, 33% cc) growth was driven by strong demand. In the rest of world, Cosentyx sales showed strong growth (+43% cc) to USD 291 million. In September, Novartis presented real-world evidence confirming the efficacy and safety benefits of Cosentyx in daily life for moderate-to-severe psoriasis patients.

Ilaris (USD 141 million, +36% cc) sales were driven by strong double digit growth across all regions and indications driven by volume.

Xolair continued to grow in Chronic Spontaneous Urticaria (CSU, also known as CIU), a severe skin disease, driven by increasing disease awareness. Asthma indication is managed by the Respiratory franchise which reports all Xolair sales.

RESPIRATORY
	Q3 2018	Q3 2017	% change		9M 2018	9M 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Ultibro Breezhaler	110	101	9	11	332	291	14	9
Seebri Breezhaler	34	37	-8	-3	111	109	2	-2
Onbrez Breezhaler	24	27	-11	-8	78	83	-6	-8
Subtotal COPD Portfolio	168	165	2	5	521	483	8	3
Xolair	255	245	4	8	771	673	15	11
Other	6	5	20	23	19	16	19	11
Total Respiratory	429	415	3	7	1 311	1 172	12	8
Xolair sales for all indications are reported in the Respiratory franchise.

Ultibro Breezhaler (USD 110 million, +11% cc) an inhaled LABA/LAMA, grew double digit, driven by positive FLAME and CLAIM study results as well as the GOLD Strategy 2018 Report and further supported by the recently published SUNSET study results.

Seebri Breezhaler (USD 34 million, -3% cc) an inhaled LAMA, declined slightly due to competition in Europe.

Onbrez Breezhaler (USD 24 million, -8% cc) an inhaled LABA, declined due in part to a focus of resources on Ultibro Breezhaler.

Xolair (USD 255 million, +8% cc) continued to grow in both indications, Severe Allergic Asthma (SAA) and CSU. Growth in SAA was mainly driven by Emerging Growth Markets.

CARDIO-METABOLIC
	Q3 2018	Q3 2017	% change		9M 2018	9M 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Entresto	271	128	112	113	710	322	120	117
Other	6	5	20	26	16	12	33	34
Total Cardio-Metabolic	277	133	108	110	726	334	117	114
Entresto (USD 271 million, +113% cc) more than doubled driven by strong uptake in all launched markets (US +104% cc, rest of world +126% cc) fuelled by improved access outside of the US and underlying demand in all key markets. New TRANSITION data presented at ESC showed Entresto can be safely initiated in the hospital shortly after an acute heart failure episode in stabilized patients, including ACEi/ARB naive and newly diagnosed patients.
ESTABLISHED MEDICINES
	Q3 2018	Q3 2017	% change		9M 2018	9M 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Galvus Group	307	310	-1	5	957	906	6	6
Diovan Group	254	231	10	14	763	713	7	6
Exforge Group	253	244	4	7	751	711	6	3
Neoral/Sandimmun(e)	114	126	-10	-8	349	364	-4	-7
Zortress/Certican	120	107	12	15	344	298	15	13
Voltaren/Cataflam	104	118	-12	-7	333	346	-4	-4
Other	610	703	-13	-9	1 978	2 191	-10	-10
Total Established Medicines	1 762	1 839	-4	0	5 475	5 529	-1	-2

Galvus Group (USD 307 million, +5% cc) continues to grow driven by solid performance in Emerging Growth Markets including China.

Diovan Group (USD 254 million, +14% cc) saw increased demand mainly due to the recall of competitor generic products in many markets.

Exforge Group (USD 253 million, +7% cc) saw increased demand mainly due to the recall of competitor generic products in many markets.

Neoral/Sandimmun(e) (USD 114 million, -8% cc) declined due to generic competition and mandatory price reductions, mainly in Japan and Europe.

Zortress/Certican (USD 120 million, +15% cc) continued to show growth across all regions.

Voltaren/Cataflam (USD 104 million, -7% cc) declined due to generic competition.

Sandoz
	Q3 2018	Q3 2017	% change		9M 2018	9M 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 420	2 584	-6%	-4%	7 400	7 465	-1%	-3%
Operating income	358	390	-8%	-3%	1 095	1 063	3%	1%
As % of net sales	14.8%	15.1%			14.8%	14.2%
Core operating income	541	580	-7%	-3%	1 520	1 537	-1%	-2%
As % of net sales	22.4%	22.4%			20.5%	20.6%

Sandoz US Generics Transaction

Novartis announced on September 6th, 2018 that it has agreed to sell selected portions of its Sandoz US portfolio, specifically the Sandoz US dermatology business and US oral solids portfolio, to Aurobindo Pharma USA Inc., for USD 0.9 billion of cash plus USD 0.1 billion of potential earn-outs. The portfolio to be sold includes approximately 300 products, as well as additional development projects. This transaction supports the Sandoz strategy of focusing on complex generics, value-added medicines and biosimilars to achieve sustainable, profitable growth in the US over the long-term. This transaction is expected to be completed during 2019.

Third quarter

Net sales
Sandoz net sales were USD 2.4 billion (-6%, -4% cc) in the third quarter with 8 percentage points of price erosion, mainly in the US partially offset by volume growth of 4 percentage points. Excluding the US, net sales grew by 2% (cc).

Sales in the US were USD 661 million (-17% cc), mainly due to continued industry-wide pricing pressure. Sales in Europe were USD 1.2 billion (+1% cc). Sales in Asia / Africa / Australasia were USD 366 million (+6% cc). Sales in Latin America were USD 96 million (+2% cc).

Global sales of Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew 21% (cc) to USD 349 million. By region, Europe continued strong double-digit growth driven by Rixathon (rituximab) and Erelzi (etanercept), which initially launched in the third quarter of 2017. US also grew driven by Zarxio and Omnitrope.

Retail sales were USD 1.9 billion (-6% cc), due to the decline in the US (-23% cc). Total Anti-Infectives franchise sales were USD 323 million (-8% cc), including finished dosage forms sold under the Sandoz name and Anti-Infectives sold to third parties for sale under their own name (USD 122 million, -11% cc).

Operating income
Operating income was USD 358 million (-8%, -3% cc) mainly due to lower sales and higher ex-US M&S investments, partly offset by continued strong gross margin improvements. Operating income margin in constant currencies increased by 0.1 percentage points; currency had a negative impact of 0.4 percentage points resulting in a net decrease of 0.3 percentage points to 14.8% of net sales.

Core adjustments amounted to USD 183 million, including USD 91 million of amortization. Prior year core adjustments were USD 190 million. Core adjustments were broadly in line with prior year as a net change in provisions related to a legal settlement and lower amortization were offset by an impairment related to the Sandoz US Generics transaction. Core operating income was USD 541 million (-7%, -3% cc). Core operating income margin increased by 0.2 percentage points; currency had a negative impact of 0.2 percentage points, resulting in a margin of 22.4% of net sales, in line with prior year.

Core gross margin as a percentage of net sales increased by 3.9 percentage points (cc), mainly driven by productivity gains and favorable product and geographic mix. Core R&D expenses increased by 0.5 percentage points (cc). Core SG&A expenses increased by 2.0 percentage points (cc), mainly due to higher M&S investments in key ex-US markets. Core Other Income and Expense decreased the margin by 1.2 percentage points (cc) mainly due to lower divestments.

Nine months

Net sales
Sandoz net sales were USD 7.4 billion (-1%, -3% cc) in the first nine months, as 8 percentage points of price erosion, mainly in the US, were partially offset by volume growth of 5 percentage points. Excluding the US, net sales grew by 4% (cc).

Sales in the US were USD 2.1 billion (-17% cc), mainly due to continued industry-wide pricing pressure. Sales in Europe were USD 3.7 billion (+5% cc), driven by biosimilars. Sales in Asia / Africa / Australasia were USD 1.0 billion (0% cc). Sales in Latin America were USD 296 million (+1% cc).

Global sales of Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew 22% (cc) to USD 1.0 billion. By region, Europe grew double-digit driven by Rixathon (rituximab) and Erelzi (etanercept), including continued launch roll-outs. US Biopharmaceuticals growth was driven by Zarxio (share leader in US filgrastim market) and Omnitrope, partially offset by lower Glatopa 20mg.

Retail sales were USD 5.9 billion (-7% cc) due to the decline in the US (-22% cc). Total Anti-Infectives franchise sales were USD 1.0 billion (-3% cc) including finished dosage forms sold under the Sandoz name, and Anti-Infectives sold to third parties for sale under their own name (USD 407 million, +3% cc).

Operating income
Operating income was USD 1.1 billion (+3%, +1% cc) mainly driven by strong gross margin improvement, and higher divestment gains, offset by lower sales and ex-US M&S investments. Operating income margin in constant currencies increased by 0.6 percentage points; currency had a negligible impact, resulting in a net increase of 0.6 percentage points to 14.8% of net sales.

Core adjustments amounted to USD 425 million, including USD 283 million of amortization. Prior year core adjustments were USD 474 million. The change in core adjustments compared to prior year was mainly driven by higher divestment gains, as a net change in provisions related to a legal settlement was offset by higher impairments. Core operating income was USD 1.5 billion (-1%, -2% cc). Core operating income margin increased by 0.2 percentage points, currency had a negative impact of 0.3 percentage points, resulting in a net decrease of 0.1 percentage points to 20.5% of net sales.

Core gross margin as a percentage of net sales increased by 2.5 percentage points (cc), mainly driven by a favorable product and geographic mix and ongoing productivity improvements which more than offset the impact of price erosion. Core R&D expenses increased by 0.1 percentage points (cc). Core SG&A expenses increased by 2.4 percentage points (cc), mainly due to higher M&S investments in key ex-US markets. Core Other Income and Expense, increased the margin by 0.2 percentage points (cc).

Alcon
	Q3 2018	Q3 2017	% change		9M 2018	9M 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 763	1 712	3	5	5 361	5 010	7	6
Operating loss / income	-297	-2	nm	nm	-142	25	nm	nm
As % of net sales	-16.8	-0.1			-2.6	0.5
Core operating income	301	317	-5	1	999	866	15	14
As % of net sales	17.1	18.5			18.6	17.3
nm = not meaningful
Following the product transfers announced on October 24, 2017 and January 24, 2018, results from the Alcon Division in 2018 and 2017 include the Ophthalmic OTC products and a small portfolio of surgical diagnostic products, transferred from the Innovative Medicines Division effective January 1, 2018.
Third quarter

Net sales
Net sales were USD 1.8 billion (+3%, +5% cc) in the third quarter. Surgical growth of +7% (cc) was driven by double-digit growth of advanced technology IOLs (AT-IOLs), as well as continued growth in consumables and equipment. Vision Care sales grew +3% (cc), driven by double-digit growth of Dailies Total1 and Systane. Alcon’s results reflect the seventh consecutive quarter of net sales growth mainly as a result of improved operations and customer relationships.

Sales in the US grew +5% (cc), and Asia / Africa / Australia grew +8% (cc). Europe grew +2% (cc). Emerging Growth Markets grew +11% (cc).

Operating income/loss
Operating loss was USD 297 million, compared to a loss of USD 2 million in the prior year, impacted by the net charges from the voluntary withdrawal of CyPass (USD 0.3 billion). Operating income margin in constant currencies declined by 15.3 percentage points; currency had a negative impact of 1.4 percentage points, resulting in a net decrease of 16.7 percentage points to -16.8% of net sales.

Core adjustments amounted to USD 598 million, compared to USD 319 million in the prior year. Core adjustments increased compared to prior year mainly due to the net charges from the voluntary withdrawal of CyPass. Core operating income was USD 301 million (-5%, +1% cc) as higher sales and gross margin were offset by higher growth investments, including direct to consumer advertising for Dailies Total1 and Systane, as well as operational investments. Core operating income margin in constant currencies declined by 0.7 percentage points; currency had a negative impact of 0.7 percentage points, resulting in a net decrease of 1.4 percentage points to 17.1% of net sales.

Core gross margin as a percentage of net sales increased 0.8 percentage points (cc) mainly driven by improved production efficiencies. Core R&D expenses increased 0.1 percentage points (cc). Core SG&A expenses increased by 1.5 percentage points (cc). Core Other Income and Expense increased the margin by 0.1 percentage points (cc).

Nine months

Net sales
Net sales were USD 5.4 billion (+7%, +6% cc) in the first nine months. Surgical sales grew +8% (cc), mainly driven by AT-IOLs and cataract consumables. Vision Care sales grew +3% (cc) mainly driven by growth in contact lenses with continued double-digit growth of Dailies Total1.

Operating income/loss
Operating loss was USD 142 million in the nine months, compared to an income of USD 25 million in prior year, as higher sales and improved gross margin were more than offset by the net charges from the voluntary withdrawal of CyPass (USD 0.3 billion) and higher growth investments. Operating income margin in constant currencies decreased 3.4 percentage points; currency had a positive impact of 0.3 percentage points, resulting in a net decrease of 3.1 percentage points to -2.6% of net sales.

Core adjustments increased to USD 1.1 billion compared to USD 0.8 billion in the prior year, primarily due to the net charges from the voluntary withdrawal of CyPass. Core operating income was USD 1.0 billion (+15%, +14% cc) mainly driven by higher sales and improved gross margin, partly offset by growth investments. Core operating income margin in constant currencies increased by 1.3 percentage points; currency had no impact on the margin, resulting in a net increase of 1.3 percentage points to 18.6% of net sales.

Core gross margin as a percentage of net sales increased by 1.1 percentage points (cc). Core R&D expenses decreased 0.2 percentage points (cc). Core SG&A expenses decreased by 0.1 percentage points (cc). Core Other Income and Expense decreased the margin by 0.1 percentage points (cc).

Alcon product review

All comments below focus on third quarter movements in constant currencies.

SURGICAL
Q3 2018		Q3 2017	% change		9M 2018	9M 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Consumables	529	509	4	6	1 648	1 541	7	5
Implantables	269	254	6	9	846	748	13	12
Equipment/Other	168	161	4	7	479	435	10	10
Total Surgical	966	924	5	7	2 973	2 724	9	8

Surgical sales were USD 966 billion (+7% cc) in the third quarter, as implantables grew +9% (cc), driven by continued improvement in advanced technology IOLs (AT-IOLs). Consumables grew +6% (cc), benefitting from a strong cataract installed equipment base. Equipment/Other grew +7% (cc), mainly driven by growth in equipment service revenues and surgical diagnostics products.

VISION CARE
	Q3 2018	Q3 2017	% change		9M 2018	9M 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Contact lenses	491	481	2	4	1 478	1 390	6	4
Ocular health	306	307	0	2	910	896	2	1
Total Vision Care	797	788	1	3	2 388	2 286	4	3
Ocular Health includes contact lens care, dry eye and other over the counter eye care products.

Vision Care sales were USD 797 million (+3% cc) in the third quarter. Contact lenses grew +4% (cc), driven by continued double-digit growth of Dailies Total1, including multifocal lenses to treat presbyopia. Ocular health grew +2% (cc), driven by continued strong growth of Systane in North America following the second quarter launch of Systane Complete, partly offset by declines in multivitamins and contact lens care.

GROUP CASH FLOW AND BALANCE SHEET

Cash flow

Third quarter
Net cash flows from operating activities amounted to USD 4.1 billion in the third quarter, compared to USD 3.6 billion in the prior year quarter. The increase was mainly driven by higher net income adjusted for non-cash items and other adjustments, including divestment gains, as well as favorable working capital and hedging results.

Net cash flows used in investing activities amounted to USD 0.9 billion, compared to USD 0.7 billion in the prior year quarter. The current year period includes cash outflows for the purchase of property, plant and equipment of USD 0.4 billion, for intangible assets of USD 0.6 billion, for financial assets and other-non-current assets of USD 0.1 billion. This was partly offset by cash inflows from the sale of intangible and financial assets USD 0.4 billion.

In the prior year quarter, net cash flows used in investing activities mainly related to cash outflows for the purchase of property, plant and equipment of USD 0.4 billion, intangible assets of USD 0.3 billion, financial assets and other non-current assets of USD 0.1 billion. Acquisitions and divestments of businesses, net amounted to USD 0.1 billion. This was partly offset by cash inflows from the sale of property, plant and equipment, intangible assets and financial assets of USD 0.3 billion.

Net cash flows used in financing activities amounted to USD 1.6 billion, compared to USD 1.9 billion in the prior year quarter. The current year period includes cash outflows of USD 0.6 billion for net repayments of financial debts and for net treasury share transactions of USD 1.0 billion.

In the prior year quarter, net cash flows used in financing activities included mainly cash outflows of USD 0.6 billion for the net repayments of financial debts and for net treasury share transactions of USD 1.4 billion.

Free cash flow amounted to USD 3.3 billion (+8% USD) compared to USD 3.1 billion in the prior year quarter as higher cash flows from operating activities were partly offset by higher net investments in intangible assets.

Nine months
Net cash flows from operating activities amounted to USD 10.5 billion, compared to USD 9.2 billion in the prior year. The increase was mainly driven by higher net income adjusted for non-cash items and other adjustments, including divestment gains, as well as favorable working capital, which includes the receipt of a GSK sales milestone.

Net cash flows used in investing activities amounted to USD 0.7 billion, compared to USD 2.1 billion in the prior year. The current year period includes cash inflows of USD 13.0 billion from the divestment of our 36.5% stake in the GSK consumer healthcare joint venture and of USD 0.9 billion for the proceeds from sales of property, plant and equipment, intangible and financial assets. This was offset by cash outflows for the acquisitions of businesses of USD 11.9 billion, mainly Advanced Accelerator Applications S.A. of USD 3.5 billion, net (USD 3.9 billion, net of cash acquired USD 0.4 billion) and AveXis, Inc. of USD 8.3 billion, net (USD 8.7 billion, net of cash acquired USD 0.4 billion), as well as for the purchase of property, plant and equipment of USD 1.1 billion and for the purchase of intangible assets of USD 1.3 billion.

In the prior year, net cash flows used in investing activities mainly related to cash outflows for the purchase of property, plant and equipment of USD 1.1 billion, intangible assets of USD 0.7 billion, financial assets and other non-current assets of USD 0.3 billion, and for acquisitions and divestments of businesses, net (including the Ziarco Group Limited and Encore Vision, Inc. acquisitions) of USD 0.8 billion. This was partly offset by cash inflows from the sale of property, plant and equipment, intangible assets and financial assets of USD 0.9 billion.

Net cash flows used in financing activities amounted to USD 4.7 billion, compared to USD 5.3 billion in the prior year. The current year period mainly includes the cash outflows for the dividend payment of USD 7.0 billion and for net treasury share transactions of USD 1.4 billion, partly offset by a net increase in current and non-current financial debt of USD 3.7 billion. This increase was mainly from the issuance of a euro bond of USD 2.8 billion (notional amount EUR 2.25 billion) and the net increase in current financial debts of USD 1.2 billion, partly offset by repayments of non-current financial debts of USD 0.4 billion.

In the prior year, net cash flows used in financing activities included mainly cash outflows for the dividend payment of USD 6.5 billion and for net treasury share transactions of USD 4.3 billion. The net cash inflows from current and non-current financial debts of USD 5.4 billion were mainly from the issuance of bonds denominated in US dollar and euro for a notional amount of USD 3.0 billion and EUR 1.85 billion (USD 2.0 billion) respectively, and the net increase in current financial debts of USD 0.7 billion. The repayment of a non-current financial debt amounted to USD 0.2 billion.

Free cash flow amounted to USD 8.8 billion (+10% USD) compared to USD 8.0 billion in prior year as higher cash flow from operating activities were partly offset by higher net investments in intangible assets.

Balance sheet

Assets
Total non-current assets of USD 108.9 billion at September 30, 2018 increased by USD 4.0 billion compared to December 31, 2017.

Property, plant and equipment decreased by USD 0.7 billion to USD 15.7 billion, mainly due to unfavorable currency translation adjustments as net additions were offset by depreciation.

Goodwill increased by USD 3.3 billion to USD 35.0 billion, and intangible assets other than goodwill increased by USD 8.0 billion to USD 37.9 billion. These increases are mainly due to the acquisitions of Advanced Accelerator Applications S.A. and AveXis, Inc.

Investments in associated companies decreased by USD 7.0 billion to USD 8.3 billion, mainly due to the divestment of the 36.5% stake in the GSK consumer healthcare joint venture to GSK in the second quarter.

Total current assets of USD 34.1 billion at September 30, 2018 increased by USD 5.9 billion, compared to December 31, 2017, mainly due to an increase in cash and cash equivalents, marketable securities, commodities, time deposits and derivative financial instruments of USD 5.2 billion, inventories and trade receivables of USD 0.1 billion. This was offset by a decrease in other current assets of USD 0.3 billion. Assets of disposal group held for sale of USD 0.9 billion are related to the pending divestment of the Sandoz US dermatology business and generic US oral solids portfolio to Aurobindo Pharma USA Inc., as announced on September 6, 2018 (see Note 3).

Liabilities
Total non-current liabilities of USD 36.6 billion at September 30, 2018 increased by USD 1.2 billion compared to December 31, 2017.

Long-term financial debts decreased by USD 0.6 billion to USD 22.6 billion, mainly driven by foreign exchange translation adjustments, as the issuance of a euro bond of USD 2.8 billion (notional amount EUR 2.25 billion) was offset by the reclassification of a US dollar bond of USD 3.0 billion, which becomes due in 2019, to current liabilities. Deferred tax liabilities increased by USD 2.5 billion to USD 7.7 billion mainly due to the acquisitions of Advanced Accelerator Applications S.A. and AveXis, Inc. Provisions and other non-current liabilities decreased by USD 0.7 billion to USD 6.4 billion, mainly due to a reduction of the pension obligations of USD 0.6 billion resulting from actuarial gains.

Total current liabilities of USD 28.3 billion at September 30, 2018 increased by USD 4.9 billion compared to December 31, 2017. Trade payables of USD 5.0 billion decreased slightly by USD 0.2 billion. Current financial debts and derivatives of USD 9.2 billion increased by USD 3.9 billion, due to higher net short-term borrowings and the reclassification of the US dollar bond of USD 3.0 billion from non-current liabilities. Current income tax liabilities of USD 1.7 billion were in line with December 31, 2017, whereas provisions and other current liabilities of USD 12.4 billion increased by USD 1.2 billion.

Group equity
The Group’s equity of USD 78.0 billion at September 30, 2018 increased by USD 3.8 billion compared to USD 74.2 billion at December 31, 2017. The increase was mainly due to net income of USD 11.4 billion, partially offset by the dividend payment of USD 7.0 billion. The increase in equity from the exercise of options and employee transactions and equity-based compensation of USD 1.0 billion was partially offset by the purchase of treasury shares of USD 1.8 billion. Treasury share repurchase obligation under a share buyback trading plan decreased equity by USD 0.9 billion and other equity movements resulted in a net increase of USD 1.0 billion.

Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 14.7 billion at September 30, 2018 compared to USD 9.5 billion at December 31, 2017, and the total of the non-current and current financial debt, including derivatives, amounted to USD 31.8 billion at September 30, 2018, compared to USD 28.5 billion at December 31, 2017. The debt/equity ratio increased to 0.41:1 at September 30, 2018 compared to 0.38:1 at December 31, 2017. The net debt decreased to USD 17.1 billion at September 30, 2018 compared to USD 19.0 billion at December 31, 2017.

Innovation Review

Benefitting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development.

Selected Innovative Medicines approvals: US, EU and Japan
Product	Active ingredient/ Descriptor	Indication	Approval date
Aimovig	erenumab	Migraine prophylaxis	EU – July 2018
Kymriah	tisagenlecleucel	r/r Pediatric and young adult acute lymphoblastic leukemia	EU – August 2018
Kymriah	tisagenlecleucel	r/r DLBCL	EU – August 2018
Kisqali	ribocilib + tamoxifen + goserelin or NSAI + goserelin	HR+/HER2- premenopausal advanced or metastatic BC 1st line	US – July 2018
	Ribocilib + fulvestrant	HR+/HER2- postmenopausal advanced or metastatic BC 1st/2nd line	US – July 2018
Tafinlar + Mekinist	dabrafenib + trametinib	High-risk BRAF V600+ melanoma (adjuvant)	EU – August 2018 JP – July 2018

Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions
Product	Indication	US	EU	Japan	News update
ACZ885 (canakinumab)	Secondary prevention of cardiovascular events	Q4 2017	Q4 2017		- Complete Response Letter (CRL) received from FDA
AVXS-101	Spinal Muscular Atrophy Type 1 (IV Formulation)	Q3 2018	Q3 2018
BAF312	Secondary Progressive Multiple Sclerosis	Q2 2018	Q3 2018		- Filed in the US with priority review voucher
Kymriah (tisagenlecleucel)	Pediatric/young adult acute lymphoblastic leukemia	Approved	Approved	Q2 2018
	r/r Diffuse Large B-Cell Lymphoma	Approved	Approved	Q2 2018
Kisqali (LEE011) + tamoxifen + goserelin or NSAI + goserelin	HR+/HER2- premenopausal advanced or metastatic BC 1st line	Approved	Q2 2018
Kisqali (LEE011) + fulvestrant	HR+/HER2- postmenopausal advanced or metastatic BC 1st/2nd line	Approved	Q2 2018
Gilenya (fingolimod)	Pediatric multiple sclerosis	Approved	Q4 2017		- CHMP positive opinion received Sep 2018 - FDA updated USPI to include RMS patients from age of 10 years - granted pediatric exclusivity
Luxturna	Retinal dystrophy caused by biallelic mutations of the RPE65 gene	Approved	Q2 2017		- Novartis licensed rights from Spark Therapeutics for voretigene neparvovec outside the US - Positive CHMP opinion received Sep 2018, EC approval expected Q4
Promacta/ Revolade	Severe aplastic anemia, 1st line	Q2 2018	Q2 2018	Approved	- Priority review granted by FDA May 2018

Selected Innovative Medicines pipeline projects
Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
ABL001	Chronic myeloid leukemia 3rd line	2021	III
	Chronic myeloid leukemia 1st line	≥2022	I
ACZ885 (canakinumab)	Adjuvant NSCLC	≥2022	III	- Phase III study enrollment started
	1st Line NSCLC	2021	III
	2nd Line NSCLC	2021	III
AVXS-101	Spinal Muscular Atrophy Type 2/3 (IT formulation)	2019	I	STRONG Study ongoing
AVXS-201	Rett Syndrome	≥2022	I
BYL719 + fulvestrant	PIK3CA mutant HR+/HER2- postmenopausal advanced or metastatic BC 2nd line	2018	III	- Phase III SOLAR-1 trial met primary endpoint
BYM338	Hip fracture recovery	≥2022	II
	Sarcopenia	≥2022	II
CAD106	Alzheimer’s disease	≥2022	II / III
CFZ533	Solid organ transplantation	≥2022	II
	Sjoergen’s syndrome	≥2022	II
CNP520	Alzheimer’s disease	≥2022	II / III
Cosentyx	Non-radiographic axial spondyloarthritis	2019	III
	Psoriatic arthritis head-to-head vs. adalimumab	2020	III
	Ankylosing spondylitis head-to-head vs. adalimumab	≥2022	III
CSJ117	Severe asthma	≥2022	II
ECF843	Dry eye	≥2022	II
EMA401	Peripheral neuropathic pain	≥2022	II	- Granted Fast Track designation status
Entresto	Chronic heart failure with preserved ejection fraction	2019	III	- PARAGON-HF continues as planned following IA, topline results mid-2019
	Post-acute myocardial infarction	2020	III
HDM201	Acute myeloid leukemia	≥2022	II
INC280	NSCLC (cMET amp and mut)	2019	II	- Phase ll ongoing in NSCLC, potential submission decision to be based on data available in H2 2018
	NSCLC (EGFRm) + EGF816	≥2022	II
Jakavi	Acute graft-versus-host disease (GvHD)	2020	III
	Chronic graft-versus-host disease (GvHD)	2020	III
KAE609	Malaria	≥2022	II
KAF156	Malaria	≥2022	II
Kisqali (LEE011) + endocrine therapy	HR+/HER2- EBC (adjuvant)	≥2022	III	- Translational Research In Oncology (TRIO) is collaborating with Novartis on an upcoming phase III clinical trial (called NATALEE)
Kymriah (tisagenlecleucel)	r/r Follicular lymphoma	2021	II
	Chronic lymphocytic leukemia	2021	II
	DLBCL in 1st relapse	≥2021	III
+ pembrolizumab	r/r DLBCL	≥2022	I

LAM320	Multi-drug resistant tuberculosis	2018	III
LCI699	Cushing’s disease	2018	III	- Phase III study met its primary endpoint
LHW090	Resistant hypertension	≥2022	II
LJC242	Non-alcoholic steatohepatitis (NASH)	≥2022	II
LJN452	Non-alcoholic steatohepatitis (NASH)	≥2022	II	- FDA Fast Track designation
LMI070	Spinal muscular atrophy	2021	II	- FDA Orphan designation, EMA Orphan status obtained - Dose ranging study ongoing
Lucentis	Retinopathy of prematurity	2018	III	- In phase III RAINBOW study Lucentis was shown to be an efficacious, safe and well-tolerated treatment for infants with ROP
	Diabetic retinopathy	2018	III
LOU064	Chronic spontaneous urticaria	≥2022	II
MTV273	Multiple myeloma	≥2022	I
OMB157 (ofatumumab)	Relapsing multiple sclerosis	2019	III	- Phase III ASCLEPIOS studies fully recruited and on track for 2019 readout
PDR001 + Tafinlar + Mekinist	Metastatic BRAF V600+ melanoma	2019	III
PDR001 Combo	Metastatic melanoma	2021	II	- CPDR001J2201 enrollment started
QAW039 (fevipiprant)	Asthma	2020	III	- Phase III LUSTER (1 and 2) studies enrollment completed
QBW251	COPD	≥2022	II
QGE031 (ligelizumab)	Chronic spontaneous urticaria / chronic idiopathic urticaria	2021	III	- Phase II data presented at EAACI in 2018 and Phase III trials expected to start in H2 2018
QMF149	Asthma	2019	III
QVM149	Asthma	2019	III	- Phase III IRIDIUM, PALLADIUM and QUARTZ studies enrollment completed
RTH258 (brolucizumab)	nAMD	2018	III	- New analysis of phase III data reinforces superior reduction of retinal fluid, a key marker of disease activity in nAMD
	Diabetic macular edema	2020	III	- DME trial started
	Retinal vein occlusion	≥2022	III
Rydapt (PKC412)	Acute myeloid leukemia (FLT3 wild type)	≥2022	III
SEG101	Sickle cell pain crises	2019	II
UNR844	Presbyopia	≥2022	II
VAY736	Auto-immune hepatitis	≥2022	II
	Primary Sjoegren’s syndrome	≥2022	II	- FDA Fast Track designation
VAY785 (emricasan)	Non-alcoholic steatohepatitis (NASH)	≥2022	II
VPM087	1st line colorectal cancer / 1st line renal cell carcinoma	≥2022	II
Xolair	Nasal polyps	2020	III
ZPL389	Atopic dermatitis	≥2022	II

Selected Sandoz approvals and pipeline projects (biosimilars)
Project/ Compound	Potential indication/ Disease area	Submission status	Current Phase	News update
GP2013 (rituximab)	Follicular lymphoma, diffuse large B cell lymphoma, chronic lymphocytic leukemia, rheumatoid arthritis, granulomatosis with polyangiitis, and microscopic polyangiitis (same as originator)	US EU	Submitted Approved	- FDA complete response letter received
GP2017 (adalimumab)	Arthritides (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)	US EU	Submitted Approved	- US filing in January 2018 - EU Approval received July 2018
GP1111 (infliximab)	Autoimmune diseases including rheumatoid arthritis and psoriasis (same as originator)	EU	Approved	- EU approval received May 2018
LA-EP2006 (pegfilgrastim)	Chemotherapy-induced neutropenia and others (same as originator)	US EU	III Submitted	- Resubmission planned for 2019 to address FDA complete response letter - CHMP positive opinion received Sep 2018

Selected Alcon pipeline projects
Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
SURGICAL
AcrySof IQ PanOptix IOL	Trifocal IOL	JP 2018 US 2019	Advanced	- Received CE Mark in Europe in Q2 2015
AcrySof IQ PanOptix Toric IOL	Trifocal IOL for astigmatism	JP 2018 US 2019	Advanced	- Received CE Mark in Europe in Q4 2016
A02238	Mid-tier phacoemulsification device	US 2019 EU 2018	Advanced
Clareon IOL with AutonoMe pre-loaded delivery device	Next-generation IOL	US 2019	Advanced	- Received CE Mark in Europe in Q2 2017
A02062	Non-diffractive presbyopia correcting IOL	US 2019 EU 2019	Advanced
A02972	Digital visualization system connected with Constellation	JP 2018	Advanced	- Received CE Mark in Europe in Q3 2018 - Received US Approval in Q3 2018
VISION CARE
A00717	Daily disposable line extension	US 2018 EU 2018 JP 2018	Advanced
A01660	New daily disposable lens	US 2018 JP 2019	Advanced	- Received CE Mark in Europe in Q3 2018
A02491	New monthly disposable lens	EU 2021 US 2021	Advanced

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

Third quarter (unaudited)

(USD millions unless indicated otherwise)	Note	Q3 2018	Q3 2017	Change

Net sales to third parties	10	12 779	12 413	366

Other revenues	10	342	279	63

Cost of goods sold		-4 649	-4 323	-326

Gross profit		8 472	8 369	103

Selling, General & Administration		-3 951	-3 678	-273

Research & Development		-2 279	-2 239	-40

Other income		589	424	165

Other expense		-892	-519	-373

Operating income	10	1 939	2 357	-418

Income from associated companies		213	262	-49

Interest expense		-235	-197	-38

Other financial income and expense		26	14	12

Income before taxes		1 943	2 436	-493

Taxes		-319	-353	34

Net income		1 624	2 083	-459

Attributable to:
Shareholders of Novartis AG		1 623	2 081	-458

Non-controlling interests		1	2	-1

Weighted average number of shares outstanding - Basic (million)		2 315	2 335	-20

Basic earnings per share (USD)[1]		0.70	0.89	-0.19

Weighted average number of shares outstanding – Diluted (million)		2 338	2 359	-21

Diluted earnings per share (USD)[1]		0.69	0.88	-0.19

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated income statements

Nine months to September 30 (unaudited)

(USD millions unless indicated otherwise)	Note	9M 2018	9M 2017	Change

Net sales to third parties	10	38 631	36 194	2 437

Other revenues	10	871	777	94

Cost of goods sold		-13 481	-12 686	-795

Gross profit		26 021	24 285	1 736

Selling, General & Administration		-12 067	-10 956	-1 111

Research & Development		-6 675	-6 470	-205

Other income		1 539	1 349	190

Other expense		-1 948	-1 649	-299

Operating income	10	6 870	6 559	311

Income from associated companies		6 297	692	5 605

Interest expense		-703	-569	-134

Other financial income and expense		107	16	91

Income before taxes		12 571	6 698	5 873

Taxes		-1 151	-971	-180

Net income		11 420	5 727	5 693

Attributable to:
Shareholders of Novartis AG		11 416	5 727	5 689

Non-controlling interests		4	0	4

Weighted average number of shares outstanding - Basic (million)		2 322	2 353	-31

Basic earnings per share (USD)[1]		4.92	2.43	2.49

Weighted average number of shares outstanding – Diluted (million)		2 345	2 375	-30

Diluted earnings per share (USD)[1]		4.87	2.41	2.46

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income

Third quarter (unaudited)

(USD millions)	Q3 2018	Q3 2017	Change

Net income	1 624	2 083	-459

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on marketable securities, net of taxes[1]		146	-146

Fair value adjustments on debt securities, net of taxes		1	-1

Fair value adjustments on deferred cash flow hedges, net of taxes		6	-6

Total fair value adjustments on financial instruments, net of taxes		153	-153

Novartis share of other comprehensive income recognized by associated companies, net of taxes	46	7	39

Net investment hedge	1	-69	70

Currency translation effects	361	55	306

Total of items to eventually recycle	408	146	262

Other comprehensive income never to be recycled into the consolidated income statement:
Actuarial gains from defined benefit plans, net of taxes	350	359	-9

Fair value adjustments on equity securities, net of taxes	52		52

Total of items never to be recycled	402	359	43

Total comprehensive income	2 434	2 588	-154

Attributable to:
Shareholders of Novartis AG	2 435	2 587	-152

Non-controlling interests	-1	1	-2

1 In 2017, the fair value adjustments on marketable securities exclude debt securities.

Consolidated statements of comprehensive income

Nine months to September 30 (unaudited)

(USD millions)	Note	9M 2018	9M 2017	Change

Net income		11 420	5 727	5 693

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on marketable securities, net of taxes[1]			146	-146

Fair value adjustments on debt securities, net of taxes		-2	1	-3

Fair value adjustments on deferred cash flow hedges, net of taxes		9	12	-3

Total fair value adjustments on financial instruments, net of taxes		7	159	-152

Novartis share of other comprehensive income recognized by associated companies, net of taxes [2]	3	-482	166	-648

Net investment hedge		60	-207	267

Currency translation effects[3]	3	594	2 309	-1 715

Total of items to eventually recycle		179	2 427	-2 248

Other comprehensive income never to be recycled into the consolidated income statement:
Actuarial gains from defined benefit plans, net of taxes		574	1 081	-507

Fair value adjustments on equity securities, net of taxes		202		202

Total of items never to be recycled		776	1 081	-305

Total comprehensive income		12 375	9 235	3 140

Attributable to:
Shareholders of Novartis AG		12 376	9 234	3 142

Non-controlling interests		-1	1	-2

1 In 2017, the fair value adjustments on marketable securities exclude debt securities.
2 In 2018, Novartis share of other comprehensive income recognized by associated companies, net of taxes of USD 511 million was recycled into the consolidated income statement as a result of the divestment of the investment in GSK Consumer Healthcare Holdings Ltd. (see Note 3). No Novartis share of other comprehensive income recognized by associated companies, net of taxes was recycled into the consolidated income statement in 2017.

3 In 2018, cumulative currency translation losses of USD 946 million were recycled into the consolidated income statement as a result of the divestment of the investment in GSK Consumer Healthcare Holdings Ltd. (see Note 3). No currency translation losses or gains were recycled into the consolidated income statement in 2017.

Consolidated balance sheets

(USD millions)	Note	Sep 30, 2018 (unaudited)	Dec 31, 2017 (audited)	Change

Assets
Non-current assets
Property, plant & equipment	10	15 745	16 464	-719

Goodwill	10	35 042	31 750	3 292

Intangible assets other than goodwill	10	37 947	29 997	7 950

Investments in associated companies		8 337	15 370	-7 033

Deferred tax assets		8 162	8 229	-67

Financial assets		2 470	2 243	227

Other non-current assets		1 178	818	360

Total non-current assets		108 881	104 871	4 010

Current assets
Inventories		6 952	6 867	85

Trade receivables		8 585	8 600	-15

Income tax receivables		181	202	-21

Marketable securities, commodities, time deposits and derivative financial instruments		710	625	85

Cash and cash equivalents		14 000	8 860	5 140

Other current assets		2 790	3 054	-264

Total current assets without disposal group		33 218	28 208	5 010

Assets of disposal group held for sale	3	895		895

Total current assets		34 113	28 208	5 905

Total assets		142 994	133 079	9 915

Equity and liabilities
Equity
Share capital		944	969	-25

Treasury shares		-69	-100	31

Reserves		77 063	73 299	3 764

Issued share capital and reserves attributable to Novartis AG shareholders		77 938	74 168	3 770

Non-controlling interests		81	59	22

Total equity		78 019	74 227	3 792

Liabilities
Non-current liabilities
Financial debts		22 605	23 224	-619

Deferred tax liabilities		7 652	5 168	2 484

Provisions and other non-current liabilities		6 391	7 057	-666

Total non-current liabilities		36 648	35 449	1 199

Current liabilities
Trade payables		4 970	5 169	-199

Financial debts and derivative financial instruments		9 177	5 308	3 869

Current income tax liabilities		1 695	1 723	-28

Provisions and other current liabilities		12 409	11 203	1 206

Total current liabilities without disposal group		28 251	23 403	4 848

Liabilities of disposal group held for sale	3	76		76

Total current liabilities		28 327	23 403	4 924

Total liabilities		64 975	58 852	6 123

Total equity and liabilities		142 994	133 079	9 915

Consolidated statements of changes in equity

Third quarter (unaudited)

(USD millions)	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at July 1, 2018	944	-63	79 793	-3 859	76 815	86	76 901

Net income			1 623		1 623	1	1 624

Other comprehensive income			46	766	812	-2	810

Total comprehensive income			1 669	766	2 435	-1	2 434

Purchase of treasury shares		-6	-985		-991		-991

Exercise of options and employee transactions			1		1		1

Equity-based compensation			199		199		199

Increase of treasury share repurchase obligation under a share buyback trading plan			-526		-526		-526

Transaction costs[1]			-28		-28		-28

Changes in non-controlling interests						-1	-1

Fair value adjustments on financial assets sold			-1	1

Impact of change in ownership of consolidated entities			4		4	-3	1

Other movements[2]			29		29		29

Total of other equity movements		-6	-1 307	1	-1 312	-4	-1 316

Total equity at September 30, 2018	944	-69	80 155	-3 092	77 938	81	78 019

[1] Transaction costs directly attributable to the potential distribution (spinoff) of Alcon to Novartis shareholders (see Note 2).
[2] Impact of hyperinflationary economies (see Note 2).

(USD millions)	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at July 1, 2017	969	-87	73 407	-4 370	69 919	59	69 978

Net income			2 081		2 081	2	2 083

Other comprehensive income			7	499	506	-1	505

Total comprehensive income			2 088	499	2 587	1	2 588

Purchase of treasury shares		-8	-1 328		-1 336		-1 336

Equity-based compensation			166		166		166

Decrease of treasury share repurchase obligation under a share buyback trading plan			975		975		975

Changes in non-controlling interests						-1	-1

Total of other equity movements		-8	-187		-195	-1	-196

Total equity at September 30, 2017	969	-95	75 308	-3 871	72 311	59	72 370

Consolidated statements of changes in equity

Nine months to September 30 (unaudited)

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2018, as previously reported		969	-100	77 639	-4 340	74 168	59	74 227

Impact of change in accounting policies	8			237	-177	60		60

Restated equity at January 1, 2018	8	969	-100	77 876	-4 517	74 228	59	74 287

Net income				11 416		11 416	4	11 420

Other comprehensive income				-482	1 442	960	-5	955

Total comprehensive income				10 934	1 442	12 376	-1	12 375

Dividends				-6 966		-6 966		-6 966

Purchase of treasury shares			-11	-1 780		-1 791		-1 791

Reduction of share capital		-25	34	-9

Exercise of options and employee transactions			4	430		434		434

Equity-based compensation			4	551		555		555

Increase of treasury share repurchase obligation under a share buyback trading plan				-889		-889		-889

Transaction costs[1]				-39		-39		-39

Changes in non-controlling interests							-1	-1

Fair value adjustments on financial assets sold				17	-17

Impact of change in ownership of consolidated entities				1		1	24	25

Other movements[2]				29		29		29

Total of other equity movements		-25	31	-8 655	-17	-8 666	23	-8 643

Total equity at September 30, 2018		944	-69	80 155	-3 092	77 938	81	78 019

[1] Transaction costs directly attributable to the potential distribution (spinoff) of Alcon to Novartis shareholders (see Note 2).
[2] Impact of hyperinflationary economies (see Note 2).

(USD millions)	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2017	972	-76	81 148	-7 212	74 832	59	74 891

Net income			5 727		5 727		5 727

Other comprehensive income			166	3 341	3 507	1	3 508

Total comprehensive income			5 893	3 341	9 234	1	9 235

Dividends			-6 495		-6 495		-6 495

Purchase of treasury shares		-30	-4 660		-4 690		-4 690

Reduction of share capital	-3	5	-2

Exercise of options and employee transactions		2	233		235		235

Equity-based compensation		4	503		507		507

Increase of treasury share repurchase obligation under a share buyback trading plan			-1 312		-1 312		-1 312

Changes in non-controlling interests						-1	-1

Total of other equity movements	-3	-19	-11 733		-11 755	-1	-11 756

Total equity at September 30, 2017	969	-95	75 308	-3 871	72 311	59	72 370

Consolidated statements of cash flows

Third quarter (unaudited)

(USD millions)	Note	Q3 2018	Q3 2017	Change

Net income		1 624	2 083	-459

Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	6	2 376	1 826	550

Dividends received from associated companies and others		1	2	-1

Interest received		67	26	41

Interest paid		-175	-151	-24

Other financial receipts		108		108

Other financial payments		-8	-145	137

Taxes paid[1]		-261	-221	-40

Net cash flows from operating activities before working capital and provision changes		3 732	3 420	312

Payments out of provisions and other net cash movements in non-current liabilities		-219	-215	-4

Change in net current assets and other operating cash flow items		537	381	156

Net cash flows from operating activities		4 050	3 586	464

Purchase of property, plant & equipment		-433	-382	-51

Proceeds from sales of property, plant & equipment		4	46	-42

Purchase of intangible assets		-595	-287	-308

Proceeds from sales of intangible assets		287	157	130

Purchase of financial assets		-77	-112	35

Proceeds from sales of financial assets		75	65	10

Purchase of other non-current assets		-13	-11	-2

Proceeds from sales of other non-current assets		3	2	1

Acquisitions of interests in associated companies		-1		-1

Divestments of interests in associated companies[1]		-80	-1	-79

Acquisitions and divestments of businesses, net		-20	-105	85

Purchase of marketable securities and commodities		-79	-142	63

Proceeds from sales of marketable securities and commodities		43	125	-82

Net cash flows used in investing activities from continuing operations		-886	-645	-241

Net cash flows used in investing activities from discontinued operations			-40	40

Total net cash flows used in investing activities		-886	-685	-201

Acquisition of treasury shares		-1 013	-1 396	383

Proceeds from exercise options and other treasury share transactions		1	-2	3

Increase in non-current financial debts		0	1	-1

Repayments of non-current financial debts		-1	-1	0

Change in current financial debts		-593	-576	-17

Payments of finance lease liabilities		-4		-4

Impact of change in ownership of consolidated entities		-7		-7

Transaction costs[2]		-33		-33

Dividends paid to non-controlling interests and other financing cash flows		29	37	-8

Net cash flows used in financing activities		-1 621	-1 937	316

Effect of exchange rate changes on cash and cash equivalents		11	-10	21

Net change in cash and cash equivalents		1 554	954	600

Cash and cash equivalents at July 1		12 446	7 856	4 590

Cash and cash equivalents at September 30		14 000	8 810	5 190

1 In Q3 2018, the total net tax payment amounted to USD 336 million, of which USD 75 million is included in the line Divestments of interest in associated companies.
[2] Transaction costs directly attributable to the potential distribution (spinoff) of Alcon to Novartis shareholders (see Note 2).

Consolidated statements of cash flows

Nine months to September 30 (unaudited)

(USD millions)	Note	9M 2018	9M 2017	Change

Net income		11 420	5 727	5 693

Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	6	482	5 380	-4 898

Dividends received from associated companies and others		719	866	-147

Interest received		155	68	87

Interest paid		-551	-470	-81

Other financial receipts		146		146

Other financial payments		-23	-172	149

Taxes paid[1]		-1 244	-1 125	-119

Net cash flows from operating activities before working capital and provision changes		11 104	10 274	830

Payments out of provisions and other net cash movements in non-current liabilities		-514	-505	-9

Change in net current assets and other operating cash flow items		-84	-556	472

Net cash flows from operating activities		10 506	9 213	1 293

Purchase of property, plant & equipment		-1 123	-1 058	-65

Proceeds from sales of property, plant & equipment		55	62	-7

Purchase of intangible assets		-1 323	-718	-605

Proceeds from sales of intangible assets		702	540	162

Purchase of financial assets		-164	-289	125

Proceeds from sales of financial assets		144	273	-129

Purchase of other non-current assets		-26	-54	28

Proceeds from sales of other non-current assets		7	3	4

Acquisitions of interests in associated companies		-4	-2	-2

Divestments of interests in associated companies[1]		12 923	31	12 892

Acquisitions and divestments of businesses, net		-11 879	-760	-11 119

Purchase of marketable securities and commodities		-302	-438	136

Proceeds from sales of marketable securities and commodities		334	414	-80

Net cash flows used in investing activities from continuing operations		-656	-1 996	1 340

Net cash flows used in investing activities from discontinued operations			-127	127

Total net cash flows used in investing activities		-656	-2 123	1 467

Dividends paid to shareholders of Novartis AG		-6 966	-6 495	-471

Acquisition of treasury shares		-1 787	-4 564	2 777

Proceeds from exercise options and other treasury share transactions		434	233	201

Increase in non-current financial debts		2 856	4 933	-2 077

Repayments of non-current financial debts		-366	-188	-178

Change in current financial debts		1 208	694	514

Payments of finance lease liabilities		-4		-4

Impact of change in ownership of consolidated entities		-14		-14

Transaction costs[2]		-41		-41

Dividends paid to non-controlling interests and other financing cash flows		-17	50	-67

Net cash flows used in financing activities		-4 697	-5 337	640

Effect of exchange rate changes on cash and cash equivalents		-13	50	-63

Net change in cash and cash equivalents		5 140	1 803	3 337

Cash and cash equivalents at January 1		8 860	7 007	1 853

Cash and cash equivalents at September 30		14 000	8 810	5 190

1 In 2018, the total net tax payment amounted to USD 1.3 billion, of which USD 75 million is included in the line Divestments of interest in associated companies.
[2] Transaction costs directly attributable to the potential distribution (spinoff) of Alcon to Novartis shareholders (see Note 2).

Notes to the Condensed Interim Consolidated Financial Statements for the three- and nine-month period ended September 30, 2018 (unaudited)

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three and nine-month period ended September 30, 2018, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2017 Annual Report published on January 24, 2018, except for the changes to the accounting policies related to Revenues, Marketable securities and non-current financial assets. These accounting policies have changed as of January 1, 2018, due to the adoption of the new IFRS standards IFRS 9 Financial Instruments and IFRS 15 Revenues from Contracts with Customers. The updated accounting policies are disclosed in Note 2 to these condensed interim consolidated financial statements.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in Note 1 to the Consolidated Financial Statements in the Annual Report 2017 and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates.

As discussed in the 2017 Annual Report, goodwill, Alcon brand name and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s results of operations and financial condition.

Transaction costs recorded in Equity

Transaction costs that are directly attributable to the potential distribution (spinoff) of Alcon to the Novartis shareholders, and that would otherwise have been avoided, are recorded as a deduction from equity. If the spinoff does not occur, the cost will be recycled into the consolidated income statement.

Foreign currencies

The consolidated financial statements of Novartis are presented in US dollars (USD). The functional currency of subsidiaries is generally the local currency of the respective entity. The functional currency used for the reporting of certain Swiss and foreign finance entities is USD instead of their respective local currencies. This reflects the fact that the cash flows and transactions of these entities are primarily denominated in these currencies.

For subsidiaries not operating in hyperinflationary economies, the subsidiary’s results, financial position and cash flows that do not have USD as their functional currency are translated into USD using the following exchange rates:

• Income, expense and cash flows using for each month the average exchange rate with the US dollar values for each month being aggregated during the year

• Balance sheets using year-end exchange rates

• Resulting exchange rate differences are recognized in other comprehensive income

The hyperinflationary economies applicable to Novartis are Argentina and Venezuela. Argentina became hyperinflationary effective July 1, 2018, requiring retroactive implementation of hyperinflation accounting as of 1 January 2018.

The impact of the restatement of the non-monetary assets and liabilities with the general price index at the beginning of the period is recorded in retained earnings in equity. The subsequent gains or losses resulting from the restatement of non-monetary assets are recorded in Other financial income and expense in the income statement.

Impact of adopting significant new IFRS standards in 2018

The following new IFRS standards have been adopted by Novartis from January 1, 2018:

IFRS 9 FINANCIAL INSTRUMENTS

Novartis implemented IFRS 9 Financial Instruments as of January 1, 2018, which substantially changes the classiﬁcation and measurement of ﬁnancial instruments. The new standard requires impairments to be based on a forward-looking model, changes the approach to hedging ﬁnancial exposures and related documentation, changes the recognition of certain fair value changes and amends disclosures requirements.

The impairment of financial assets, including trade and lease receivables, is now assessed using an expected credit loss model; previously, the incurred loss model was used. Given the nature of Novartis financial assets, the Group had no significant impact to its provisions for doubtful accounts or impairments from this change.

The new hedge accounting model introduced by the standard requires hedge accounting relationships to be based upon the Group’s own risk management strategy and objectives, and to be discontinued only when the relationships no longer qualify for hedge accounting. There was no impact upon adoption of the new standard, as the Group’s existing hedge relationships continue to be designated as such under the new hedge accounting requirements.

The most significant impact to the Group, upon adoption of IFRS 9, relates to the treatment of the unrealized gains and losses from changes in fair value on certain of the Group’s financial instruments, which were previously classified as available-for-sale marketable securities and financial investments. The unrealized gains and losses (to the extent of previous recognized unrealized gains), which the Group recognized previously in the consolidated statement of other comprehensive income, will from January 1, 2018 be recognized in the consolidated income statement. This approach will be applied to equity securities where the fair value through other comprehensive income irrevocable option will not be applied.

The Group applied the modified retrospective method upon adoption of IFRS 9 on January 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 9 to retained earnings and not to restate prior years. The cumulative effect recorded at January 1, 2018 was an increase to retained earnings of USD 177 million.

IFRS 15 REVENUE FROM CONTRACTS WITH CUSTOMERS

Novartis implemented the new standard IFRS 15 Revenue from Contracts with Customers as of January 1, 2018. The new standard amends revenue recognition requirements and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash ﬂows arising from contracts with customers. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations.

The impacts of adoption of the new standard are summarized below:

• The Group’s “Net sales” are derived from the sale of drug substances, vision care products, surgical equipment, other products and services, where control transfers to our customers and our performance obligations are satisfied at the time of shipment to or receipt of the products by the customer or when the services are performed. The adoption of IFRS 15 did not significantly change the timing or amount of revenue recognized under these arrangements.

• The Group’s “Other revenue” consists of royalty income from the out-licensing of intellectual property (IP), which is recognized as earned, and from manufacturing and other services, where revenue is recognized when control transfers to the third party and our performance obligations are satisfied. The adoption of IFRS 15 did not significantly change the timing or amount of revenue recognized from these manufacturing and other services arrangements, nor did it change accounting for these royalty arrangements, as the standard’s royalty exception is applied for IP licenses. “Other revenue” also includes revenue from profit sharing arrangements with our collaboration partners. Furthermore, the Group receives milestone payments related to the out-licensing of IP. The adoption of IFRS 15 did not significantly change the timing or amount of revenue recognized under these arrangements.

The Group applied the modified retrospective method upon adoption of IFRS 15 on January 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 15 to retained earnings and not to restate prior years. The cumulative effect recorded at January 1, 2018 was an increase to retained earnings of USD 60 million.

For further information on the impact of adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers see Note 8.

The Group’s updated accounting policies, effective January 1, 2018, upon adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers are as follows:

Marketable securities, commodities and non-current financial assets

Marketable securities are financial assets consisting principally of equity and debt securities as well as fund investments. Marketable securities held for short-term purposes are principally traded in liquid markets and are classified as marketable securities within current assets on the consolidated balance sheet. The financial impacts related to these financial assets are recorded in “Other financial income and expense” in the consolidated income statement. Marketable securities held for long-term strategic purposes are classified as non-current financial assets on the consolidated balance sheet. The financial impacts related to these financial assets are recorded in “Other income” and “Other expense” in the consolidated income statement.

Marketable securities are initially recorded at fair value on their trade date, which is different from the settlement date when the transaction is ultimately effected. Quoted securities are re-measured at each reporting date to fair value based on current market prices. If the market for a financial asset is not active or no market is available, fair values are established using valuation techniques. The majority of non-quoted investments are valued initially at fair value through the established purchase price between a willing buyer and seller. Non-quoted investments are subsequently adjusted based on values derived from discounted cash flow analysis or other pricing models. These investment values are classified as “Level 3” in the fair value hierarchy.

The Group classifies and accounts for its marketable securities and non-current financial assets in the following categories:

• Debt securities are valued at fair value through other comprehensive income with subsequent recycling through profit and loss, as they meet the “Solely Payment of Principal and Interest” and business model criteria. Unrealized gains, except exchange gains, are recorded as a fair value adjustment in the consolidated statement of comprehensive income. They are recognized in the consolidated income statement when the debt instrument is sold, at which time the gain is transferred to “Other financial income and expense”. Exchange gains and losses related to debt instruments are immediately recognized in the consolidated income statement under “Other financial income and expense”.

• Fund investments, equity securities of the Novartis Venture Fund and derivative assets are valued at fair value through profit and loss (FVPL). Unrealized gains and losses, including exchange gains and losses, are recognized in the consolidated income statement, for marketable securities held for short-term purposes and derivative assets to “Other financial income and expense”, and for all other equity securities and fund investments held for strategic purposes to “Other income” for gains and “Other expense” for losses.

• Equity securities held as strategic investments, typically held outside of the Novartis Venture Fund, are generally designated at date of acquisition as financial assets valued at fair value through other comprehensive income with no subsequent recycling through profit and loss.

Unrealized gains and losses, including exchange gains and losses, are recorded as a fair value adjustment in the consolidated statement of comprehensive income. They are reclassified to retained earnings when the equity security is sold. If these equity securities are not designated at date of acquisition as financial assets valued at fair value through other comprehensive income, they are valued at FVPL, as described above.

• Other financial assets, such as loans and long-term receivables from customers, advances and other deposits, are valued at amortized costs, which reflects the time value of money less any allowances for uncollectable amounts.

The Group assesses on a forward-looking basis the expected credit losses associated with its debt securities valued at fair value through other comprehensive income. Impairments on debt securities are recorded in “Other financial income and expense”.

For other financial assets valued at amortized costs, impairments, which are based on their expected credit losses, and exchange rate losses are included in “Other expense” in the consolidated income statement and exchange rate gains and interest income, using the effective interest rate method, are included in “Other income” in the consolidated income statement.

Commodities, which include gold bullion or coins, are valued at the lower of cost or fair value using current market prices. The changes in fair value below cost are immediately recorded in “Other financial income and expense”.

Trade receivables

Trade receivables are initially recognized at their invoiced amounts, including any related sales taxes less adjustments for estimated revenue deductions such as rebates, chargebacks and cash discounts.

Provisions for doubtful trade receivables are established using an expected credit loss model (ECL). The provisions are based on a forward-looking ECL, which includes possible default events on the trade receivables over the entire holding period of the trade receivable, considering the occurrence of a significant increase in credit risk. Significant financial difficulties of a customer, such as probability of bankruptcy, financial reorganization, default or delinquency in payments are considered indicators that recovery of the trade receivable is doubtful. These provisions represent the difference between the trade receivable’s carrying amount in the consolidated balance sheet and the estimated net collectible amount. Charges for doubtful trade receivables are recorded as marketing and selling costs recognized in the consolidated income statement within “Selling, General & Administration” expenses.

Revenue recognition

Revenue

Revenue on the sale of Novartis Group products and services, which is recorded as “Net sales” in the consolidated income statement, is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods and services to the customer, generally at the point in time of shipment to or receipt of the products by the customer or when the services are performed. When contracts contain customer acceptance provisions, revenue is recognized upon the satisfaction of acceptance criteria. If products are stockpiled at the request of the customer, revenue is only recognized once the products have been inspected and accepted by the customer, and there is no right of return or replenishment on product expiry. The amount of revenue to be recognized is based on the consideration Novartis expects to receive in exchange for its goods and services. If a contract contains more than one performance obligation, the consideration is allocated based on the standalone selling price of each performance obligation.

Surgical equipment may be sold together with other products and services under a single contract. Revenues are recognized upon satisfaction of each of the performance obligations in the contract.

For surgical equipment, in addition to cash and installment sales, revenue is recognized under finance and operating lease arrangements. Arrangements in which Novartis transfers substantially all the risks and rewards incidental to ownership to the customer are treated as finance lease arrangements. Revenue from finance lease arrangements is recognized at amounts equal to the fair value of the equipment, which approximate the present values of the minimum lease payments under the arrangements. As interest rates embedded in lease arrangements are approximately market rates, revenue under finance lease arrangements is comparable to revenue for outright sales. Finance income for arrangements longer than twelve months is deferred and subsequently recognized based on a pattern that approximates the use of the effective interest method and recorded in “Other income”. Operating lease revenue for equipment rentals is recognized on a straight-line basis over the lease term.

The consideration Novartis receives in exchange for its goods or services may be fixed or variable. Variable consideration is only recognized when it is highly probable that a significant reversal will not occur. The most common elements of variable consideration are listed below:

• Rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed healthcare organizations and other customers are provisioned and recorded as a deduction from revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience and the specific terms in the individual agreements.

• Refunds granted to healthcare providers under innovative pay-for-performance agreements are provisioned and recorded as a revenue deduction at the time the related sales are recorded. They are calculated on the basis of historical experience and clinical data available for the product, as well as the specific terms in the individual agreements. In cases where historical experience and clinical data are not sufficient for a reliable estimation of the outcome, revenue recognition is deferred until the uncertainty is resolved or until such history is available.

• Cash discounts are offered to customers to encourage prompt payment and are provisioned and recorded as revenue deductions at the time the related sales are recorded.

• Shelf stock adjustments are generally granted to customers, primarily of the Sandoz Division, to cover the inventory held by them at the time the price decline becomes effective. Revenue deduction provisions for shelf stock adjustments are recorded when the price decline is anticipated, based on the impact of the price decline on the customer’s estimated inventory levels.

• Sales returns provisions are recognized and recorded as revenue deductions when there is historical experience of Novartis agreeing to customer returns and Novartis can reasonably estimate expected future returns. In doing so, the estimated rate of return is applied, determined based on historical experience of customer returns and considering any other relevant factors. This is applied to the amounts invoiced, also considering the amount of returned products to be destroyed versus products that can be placed back in inventory for resale. Where shipments are made on a re-sale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption or when the right of return has expired.

Provisions for revenue deductions are adjusted to actual amounts as rebates, discounts and returns are processed. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions.

Other revenue

“Other revenue” includes royalty and milestone income from the out-licensing of intellectual property (IP) whenever Novartis retains an interest in the IP through a license and income from profit sharing arrangements with our collaboration partners. Royalty income earned through a license is recognized when the underlying sales have occurred. Milestone income is recognized at the point in time when it is highly probable that the respective milestone event criteria is met, and the risk of reversal of revenue recognition is remote. Other revenue also includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales, and is recognized when control transfers to the third party and our performance obligations are satisfied.

3. Significant transactions

Significant transactions in 2018

Innovative Medicines – Acquisition of Advanced Accelerator Applications S.A.
On October 30, 2017, Novartis entered into a binding memorandum of understanding with Advanced Accelerator Applications S.A., (AAA), a NASDAQ-listed company headquartered in Saint-Genis- Pouilly, France, under which Novartis agreed to commence a tender offer for 100% of the share capital of AAA subject to certain conditions. Novartis commenced the tender offer on December 7, 2017, to purchase all of the outstanding ordinary shares for a price of USD 41 per share and USD 82 per American Depositary Share (ADS), each representing two ordinary shares of AAA. The offer valued AAA’s equity at USD 3.9 billion, on a fully diluted basis.

As of January 19, 2018, the expiration date of the tender offer, approximately 97% of the then outstanding fully diluted ordinary shares, including ordinary shares represented by ADSs (hereinafter collectively referred to as “the outstanding shares”), were validly tendered. On January 22, 2018, Novartis accepted and paid USD 3.9 billion for the outstanding shares tendered in the offer. On January 22, 2018, Novartis commenced a subsequent offering period that expired on January 31, 2018. As of the expiration of the subsequent offering period, an additional 1.8% of the outstanding shares were validly tendered. Novartis accepted and paid approximately USD 60 million, resulting in an increase in Novartis ownership in AAA to 98.7%.

The fair value of the total purchase consideration was USD 3.9 billion. The preliminary purchase price allocation resulted in net identifiable assets of approximately USD 2.0 billion, consisting of USD 2.5 billion intangible assets, USD 0.7 billion net deferred tax liabilities and USD 0.2 billion other net assets, and goodwill of approximately USD 1.9 billion. Results of operations since the date of acquisition were not material.

As of September 30, 2018 Novartis held 99.0% of the then outstanding fully diluted ordinary shares, including ordinary shares represented by ADSs.

AAA is a radiopharmaceutical company that develops, produces and commercializes molecular nuclear medicines, including Lutathera (lutetium (177Lu) oxodotreotide), a first-in-class RLT product for neuroendocrine tumors (NETs) and a portfolio of diagnostic products. Radiopharmaceuticals, such as Lutathera, are unique medicinal formulations containing radioisotopes, which are used clinically for both diagnosis and therapy.

Innovative Medicines – Acquisition of AveXis, Inc.
On April 6, 2018, Novartis entered into an agreement and plan of merger with AveXis, Inc., a US-based Nasdaq-listed clinical stage gene therapy company, under which Novartis commenced on April 17, 2018 a tender offer to purchase all outstanding common stock of AveXis, Inc. for USD 218 per share in cash. On May 15, 2018, Novartis completed the acquisition of the common stock of AveXis, Inc. and paid a total of USD 8.7 billion.

The fair value of the total purchase consideration was USD 8.7 billion. The preliminary purchase price allocation resulted in net identifiable assets of approximately USD 7.0 billion, consisting of USD 8.3 billion intangible assets, USD 1.7 billion net deferred tax liabilities and other net assets of USD 0.4 billion, and goodwill of approximately USD 1.7 billion. Results of operations since the date of acquisition were not material.

AveXis, Inc. is a clinical-stage gene therapy company focused on developing and commercializing novel treatments for patients suffering from rare and life-threatening neurological genetic diseases. AveXis, Inc.’s initial product candidate, AVXS-101, is a proprietary gene therapy currently in development for the treatment of spinal muscular atrophy, or SMA Type 1, the leading genetic cause of infant mortality, and SMA Type 2 and SMA Type 3. In addition AveXis, Inc. has a pipeline of other novel treatments for rare neurological diseases, including Rett syndrome (RTT) and a genetic form of amyotrophic lateral sclerosis (ALS) caused by mutations in the superoxide dismutase 1 (SOD1) gene.

Corporate – Divestment of 36.5% stake in GlaxoSmithKline Consumer Healthcare Holdings Ltd.
On March 27, 2018, Novartis entered into an agreement with GlaxoSmithKline plc (GSK) to divest its 36.5% stake in GlaxoSmithKline Consumer Healthcare Holdings Ltd. to GSK for USD 13.0 billion in cash. As a result, Novartis discontinued the use of equity method accounting starting from April 1, 2018.

On June 1, 2018, the transaction closed and Novartis realized a pre-tax gain of USD 5.8 billion, recorded in income from associated companies.

Significant pending transactions

Sandoz – Divestment of US dermatology business and generic US oral solids portfolio
On September 6, 2018, Novartis announced it has agreed to sell selected portions of its Sandoz US portfolio, specifically the Sandoz US dermatology business and generic US oral solids portfolio, to Aurobindo Pharma USA Inc.(Aurobindo), for USD 0.9 billion of cash and USD 0.1 billion of potential earn-outs.

The Sandoz US portfolios to be sold to Aurobindo include approximately 300 products, as well as additional development projects. The sale includes the Sandoz US generic and branded dermatology businesses as well as its dermatology development center. As part of the transaction, Aurobindo will acquire the manufacturing facilities in Wilson, North Carolina, as well as Hicksville and Melville, New York.

The transaction is expected to close in the course of 2019 following the completion of customary closing conditions. As the fair value of the consideration (USD 0.9 billion) less costs to sell (USD 0.1 billion) is below the carrying value of the divested business (USD 0.9 billion, which includes an allocation of Sandoz goodwill of USD 0.2 billion) an impairment of the net assets to be divested in the amount of USD 0.1 billion was recognized in goodwill during September 2018.

In the Group’s consolidated balance sheet at September 30, 2018 the business assets and liabilities are separately shown as assets of disposal group held for sale.

The disposal group consists of the following:

(USD millions)	Sep 30, 2018

Assets of disposal group classified as held for sale
Property, plant & equipment	141

Goodwill	51

Intangible assets other than goodwill	507

Deferred tax assets	1

Other non-current assets	1

Inventories	186

Other current assets	8

Total	895

Liabilities of disposal group classified as held for sale
Deferred tax liabilities	2

Provisions and other non-current liabilities	4

Provisions and other current liabilities	70

Total	76

Significant transactions in 2017

Innovative Medicines – Acquisition of Ziarco Group Limited
On January 20, 2017, Novartis acquired Ziarco Group Limited, a privately held company in the United Kingdom, focused on the development of novel treatments in dermatology. This acquisition adds a once daily oral H4 receptor antagonist in development for atopic dermatitis (AD), commonly known as eczema, to complement the Novartis dermatology portfolio and pipeline. The fair value of the total purchase consideration was USD 420 million. The amount consisted of an initial cash payment of USD 325 million and the net present value of the contingent consideration of USD 95 million, due to the Ziarco shareholders, which they are eligible to receive upon achievement of specified development milestones. The purchase price allocation resulted in net identifiable assets of USD 395 million and goodwill of USD 25 million. The 2017 results of operations since the date of acquisition were not material.

Innovative Medicines – Acquisition of Encore Vision, Inc.
On January 20, 2017, Novartis acquired Encore Vision, Inc., a privately-held company in Fort Worth, Texas, USA, focused on the development of a novel treatment in presbyopia. The fair value of the total purchase consideration was USD 456 million. The amount consisted of an initial cash payment of USD 366 million and the net present value of the contingent consideration of USD 90 million, due to the Encore shareholders, which they are eligible to receive upon achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 389 million and goodwill of USD 67 million. The 2017 results of operations since the date of acquisition were not material.

4. Summary of equity attributable to Novartis AG shareholders

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders (in USD millions)

	2018	2017	Change	9M 2018	9M 2017	Change

Balance at beginning of year	2 317.5	2 374.1	-56.6	74 168	74 832	-664

Impact of change in accounting policy [1]				60		60

Restated equity at January 1, 2018				74 228	74 832	-604

Shares acquired to be cancelled	-21.2	-56.8	35.6	-1 684	-4 473	2 789

Other share purchases	-1.4	-2.8	1.4	-107	-217	110

Exercise of options and employee transactions	7.8	4.2	3.6	434	235	199

Equity-based compensation	7.3	8.6	-1.3	555	507	48

Increase of treasury share repurchase obligation under a share buyback trading plan				-889	-1 312	423

Transaction costs[2]				-39		-39

Dividends to shareholders of Novartis AG				-6 966	-6 495	-471

Net income of the period attributable to shareholders of Novartis AG				11 416	5 727	5 689

Other comprehensive income attributable to shareholders of Novartis AG				960	3 507	-2 547

Impact of change in ownership of consolidated entities				1		1

Other movements[3]				29		29

Balance at September 30	2 310.0	2 327.3	-17.3	77 938	72 311	5 627

[1] The impact of change in accounting policy includes USD 60 million relating to IFRS 15 implementation and USD 177 million relating to IFRS 9 implementation (see Note 2 and Note 8).
[2] Transaction costs directly attributable to the potential distribution (spinoff) of Alcon to Novartis shareholders (see Note 2).
[3] Impact of hyperinflationary economies (see Note 2).

In 2018, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis own shares on the second trading line under its up to USD 5 billion share buyback, to mitigate dilution from equity-based participation plans. The commitment under this arrangement amounted to USD 0.9 billion as of September 30, 2018, reflecting the expected purchases by the bank under such trading plan over a rolling 90 days period.

5. Financial instruments

Fair value by hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of September 30, 2018 and December 31, 2017. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2017 Annual Report, published on January 24, 2018.

	Level 1		Level 2		Level 3		Valued at amortized cost or cost		Total

(USD millions)	Sep 30, 2018	Dec 31, 2017	Sep 30, 2018	Dec 31, 2017	Sep 30, 2018	Dec 31, 2017	Sep 30, 2018	Dec 31, 2017	Sep 30, 2018	Dec 31, 2017

Debt securities	299	303	23	25					322	328

Fund investments	35	34							35	34

Total marketable securities	334	337	23	25					357	362

Time deposits with original maturity more than 90 days							84	125	84	125

Derivative financial instruments			169	31					169	31

Accrued interest on debt securities							2	1	2	1

Total marketable securities, time deposits and derivative financial instruments	334	337	192	56			86	126	612	519

Financial investments and long-term loans
Financial investments	881	672			476	437			1 357	1 109

Fund investments					271	166			271	166

Contingent consideration receivables					399	394			399	394

Long-term loans and receivables from customers and finance lease, advances, security deposits							443	574	443	574

Financial investments and long-term loans	881	672			1 146	997	443	574	2 470	2 243

Associated companies at fair value through profit or loss		28			194	188			194	216

Contingent consideration receivables short-term						450				450

Contingent consideration payables					-756	-852			-756	-852

Other financial liabilities					-12	-72			-12	-72

Derivative financial instruments			-44	-107					-44	-107

Total financial liabilities at fair value			-44	-107	-768	-924			-812	-1 031

There were no significant transfers from one level to the other and no significant transactions associated with level 3 financial instruments. During the third quarter of 2018, there were several individually non-significant transfers of equity securities from level 3 to level 1 for USD 2 million due to Initial Public Offerings.

The fair value of straight bonds amounted to USD 25.5 billion at September 30, 2018 (USD 23.8 billion at December 31, 2017) compared to the balance sheet value of USD 25.4 billion at September 30, 2018 (USD 23.0 billion at December 31, 2017). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line financial investments and long-term loans of USD 2.5 billion at September 30, 2018 (USD 2.2 billion at December 31, 2017) is included in line “financial and other non-current assets” of the consolidated balance sheets.

The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

As of January 1, 2018, the Group implemented IFRS 9 Financial Instruments, refer to Note 2 and Note 8 for further details on the implementation impacts.

Non-current financial debt – issuance of bonds

On February 7, 2018, Novartis issued the following straight bonds:

Coupon	Currency	Nominal amount (EUR million)	Maturity year	Issue price	Carrying value Sep 30, 2018 (USD million)

0.5%	EUR	750	2023	99.655%	867

1.375%	EUR	750	2030	99.957%	869

1.7%	EUR	750	2038	99.217%	863

6. Details to the consolidated statements of cash flows

Reversal of non-cash items and other adjustments

(USD millions)	Q3 2018	Q3 2017	Change

Depreciation, amortization and impairments on:
Property, plant & equipment	514	438	76

Intangible assets	1 524	1 022	502

Financial assets[1]	15	18	-3

Non-cash change in provisions and other non-current liabilities	129	-29	158

Gains on disposal and other adjustments on property, plant & equipment, intangible, financial and other non-current assets, net	-306	-66	-240

Equity-settled compensation expense	185	169	16

Income from associated companies	-213	-262	49

Taxes	319	353	-34

Net financial expense	209	183	26

Total	2 376	1 826	550

[1] Includes fair value adjustments

(USD millions)	9M 2018	9M 2017	Change

Depreciation, amortization and impairments on:
Property, plant & equipment	1 483	1 177	306

Intangible assets	3 450	3 356	94

Financial assets[1]	-91	75	-166

Non-cash change in provisions and other non-current liabilities	402	3	399

Gains on disposal and other adjustments on property, plant & equipment, intangible, financial and other non-current assets, net	-776	-547	-229

Equity-settled compensation expense	564	484	80

Income from associated companies[2]	-6 297	-692	-5 605

Taxes	1 151	971	180

Net financial expense	596	553	43

Total	482	5 380	-4 898

[1] Includes fair value adjustments
[2] 2018 includes a reversal of a pre-tax gain (USD 5.8 billion) recognized from the divestment of the investment in GSK Consumer Healthcare Holdings Ltd. (see Note 3). The cash proceed of USD 13 billion from the divestment is included in the consolidated statements of cash flows on line Divestments of interests in associated companies.

7. Legal proceedings update

A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 19 to the Consolidated Financial Statements in our 2017 Annual Report and 2017 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of October 17, 2018 of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2017 Annual Report and 2017 Form 20-F.

INVESTIGATIONS AND RELATED LITIGATIONS
Greece investigation
Novartis is investigating allegations of potentially inappropriate economic benefits to healthcare professionals, government officials and others in Greece. Novartis is providing information to the Greek authorities investigating these allegations and, in the first quarter of 2018, received a summons by the Greek Body of Prosecution of Financial Crime. Novartis is also responding to a subpoena and document requests from the US Securities and Exchange Commission and the US Department of Justice that it received in 2016 and 2017 in connection with such allegations and is cooperating with their investigation.

In addition to the matter described above, there have been other developments in the other legal matters described in Note 19 to the Consolidated Financial Statements contained in our 2017 Annual Report and 2017 Form 20-F. These do not significantly affect the assessment of management concerning the adequacy of the total provisions recorded for legal proceedings.

8. Impacts of adoption of new IFRS standards

Note 2 explains the changes and new accounting policies introduced on January 1, 2018 resulting from the adoption of the new accounting standards IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers.

The most significant impact from the adoption of IFRS 15 Revenue from Contracts with Customers relates to the timing of the recognition of income from upfront and milestone payments received under co-marketing and co-promotion agreements. Under IFRS 15, as these agreements are accounted for as a right to use license of IP, and the performance obligation to transfer the licenses to the counterparty to the agreement (the licensee) has been satisfied, revenue is recognized at the point in time when the upfront payment is received and when the milestone criteria is highly probable to be met. Under IAS

18, upfront and milestone payments received under co-marketing and co-promotion agreements were deferred and amortized to other revenue over the term of the agreements. Therefore, upon adoption of IFRS 15, the deferred revenue and related deferred taxes, in relation to the upfront payments and milestone payments received, have been derecognized and the impact accordingly recognized to retained earnings in the amount of USD 60 million.

The following table shows the changes to the line items of the January 1, 2018 consolidated balance sheet by the adoption of IFRS 15:

(USD millions)	January 1, 2018	Adjustment IFRS 15	Adjusted January 1, 2018

Assets
Non-current assets
Deferred tax assets	8 229	-4	8 225

Total non-current assets	104 871	-4	104 867

Total assets	133 079	-4	133 075

Equity and liabilities
Equity
Reserves	73 299	60	73 359

Total equity	74 227	60	74 287

Non-current liabilities
Deferred tax liabilities	5 168	12	5 180

Provision and other non-current liabilities	7 057	-69	6 988

Total non-current liabilities	35 449	-57	35 392

Current liabilities
Provision and other current liabilities	11 203	-7	11 196

Total current liabilities	23 403	-7	23 396

Total equity and liabilities	133 079	-4	133 075

The adoption of IFRS 9 Financial Instruments had no impact to the line items of the January 1, 2018 consolidated balance sheet.

The amount by which the line items in the September 30, 2018 consolidated income statement and consolidated statement of cash flow were affected by the application of IFRS 15 Revenue from Contracts with Customers, as compared to IAS 18 Revenues and related interpretations was not significant.

The transition impact of IFRS 9 Financial Instruments was from the previously recognized unrealized gains accumulated in Other Comprehensive Income (OCI) in equity related to fund investments (USD 75 m) and on equity securities held by the Novartis Venture Fund (USD 102 m). The total amount of USD 177 million was transferred from OCI reserves into retained earnings on January 1, 2018. With the adoption of IFRS 9, from January 1, 2018, these investments are measured at fair value through profit and loss (formerly under IAS 39 measured at fair value through OCI (FVOCI), with impairments recognized in profit and loss and gains recycled out of OCI to profit and loss at the date the financial instrument was divested).

There was no transition impact on financial instruments held for long-term purposes, recorded as long-term financial assets on the consolidated balance sheet, where the irrevocable FVOCI option was applied, as they continue to be measured at fair value through OCI. In subsequent periods, upon a divestment of these investments, the OCI reserves amount will be transferred directly to retained earnings. Prior to the adoption of IFRS 9, unrealized gains recognized in OCI reserves were recycled to profit and loss.

There is no significant impact from the new expected credit loss (ECL) impairment model under IFRS 9 to the Group’s allowances and provisions for trade receivable, finance lease receivables and other short- and long-term receivables.

The following table shows the changes to the line items of the January 1, 2018 consolidated statement of changes in equity by the adoption of IFRS 9 and IFRS 15:

(USD millions)	January 1, 2018	Adjustment IFRS 9	Adjustment IFRS 15	Adjusted January 1, 2018

Retained earnings	77 639	177	60	77 876

Total fair value adjustments	-4 340	-177		-4 517

Total equity	74 227		60	74 287

The following condensed table shows the changes to the line items of the January 1, 2018 financial instruments additional disclosures table by the adoption of IFRS 9:

(USD millions)	Carrying value January 1, 2018	Reclassi- fications	Adjusted carrying value January 1, 2018	Retained earnings effect January 1, 2018	OCI reserves effect January 1, 2018

Cash and cash equivalents	8 860		8 860

Financial assets - measured at fair value through other comprehensive income
Marketable securities
Debt securities	328		328

Fund investments	34	-34

Total marketable securities	362	-34	328

Long-term financial investments
Equity securities	1 109	-386	723	102	-102

Fund investments	166	-166		75	-75

Total long-term financial investments	1 275	-552	723	177	-177

Total financial assets - measured at fair value through other comprehensive income	1 637	-586	1 051	177	-177

Financial assets - measured at amortized costs	11 350		11 350

Financial assets - measured at fair value through the consolidated income statement	1 091	586	1 677

Total financial assets	22 938		22 938	177	-177

Financial liabilities - measured at amortized costs	33 594		33 594

Financial liabilities - measured at fair value through the consolidated income statement	1 031		1 031

Total financial liabilities	34 625		34 625

9. Transactions with related parties

A Group subsidiary has provided an uncommitted overnight credit facility to the Novartis Pension Fund, Switzerland, for up to USD 500 million at USD Fed Fund rate. This credit facility has not been utilized during the year and there are no outstanding balances.

10. Segmentation of key figures

The businesses of Novartis are divided operationally on a worldwide basis into three identified reporting segments, Innovative Medicines, Sandoz and Alcon. In addition, we separately report Corporate activities.

Reporting segments are presented in a manner consistent with the internal reporting to the chief operating decision maker which is the Executive Committee of Novartis. The reporting segments are managed separately because they each research, develop, manufacture, distribute and sell distinct products that require differing marketing strategies.

The Executive Committee of Novartis is responsible for allocating resources and assessing the performance of the reporting segments.

Following the internal reorganization, announced on October 24, 2017 and January 24, 2018, which was effective as of January 1, 2018, the reporting of the financial results of the reporting segments Innovative Medicines and Alcon have been adapted. The restatements reflect, in all years presented, the transfers of the Innovative Medicine Division ophthalmic over the counter products, together with a small portfolio of surgical diagnostics products to the Alcon Division. In order to comply with International Financial Reporting Standards (IFRS), Novartis has restated its consolidated income statement and balance sheet disclosures by segment to reflect this internal reorganization. This restatement had no impact on the reported financial results of the Sandoz Division, Corporate or the total Group.

Innovative Medicines researches, develops, manufactures, distributes and sells patented prescription medicines. The Innovative Medicines Division is organized into two global business units: Novartis Oncology, which consists of the global business franchise Oncology and Novartis Pharmaceuticals, which consists of the global business franchises Ophthalmology, Neuroscience, Immunology, Hepatology and Dermatology, Respiratory, Cardio-Metabolic and Established Medicines.

Sandoz develops, manufactures, distributes and sells prescription medicines, as well as pharmaceutical active substances, that are not protected by valid and enforceable third-party patents. Sandoz is organized globally in three franchises: Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. Retail Generics includes the areas of dermatology, respiratory, oncology, ophthalmics, cardiovascular, metabolism, central nervous system, pain, gastrointestinal, and hormonal therapies, as well as finished dosage form anti-infectives sold to third parties. In Anti- Infectives, Sandoz manufactures active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein or other biotechnology-based products, including biosimilars, and provides biotechnology manufacturing services to other companies.

Alcon researches, discovers, develops, manufactures, distributes and sells eye care products. Alcon is the global leader in eye care with product offerings in eye care devices and vision care. Alcon is organized into two global business franchises: Surgical and Vision Care. The Surgical franchise includes technologies and devices for cataract, retinal, glaucoma and refractive surgery, as well as intraocular lenses to treat cataract and refractive errors, like presbyopia and astigmatism. Alcon also provides viscoelastics, surgical solutions, surgical packs, and other disposable products for cataract and vitreoretinal surgery. The Vision Care franchise comprises daily disposable, monthly replacement, and color-enhancing contact lenses, a complete line of contact lens care products including multi-purpose and hydrogen-peroxide based solutions, rewetting drops and daily protein removers as well as a range of over-the-counter dry eye, eye allergy relievers and ocular vitamin products.

The divisions are supported by Novartis Institutes for BioMedical Research, Global Drug Development, Novartis Technical Operations and Novartis Business Services. Corporate activities include Group headquarter functions and items that are not specific to one segment. Further details are provided in Note 3 to the Consolidated Financial Statements of the Annual Report 2017.

Segmentation – Consolidated income statement – Third quarter

	Innovative Medicines		Sandoz		Alcon		Corporate (including eliminations)		Group

(USD millions)	Q3 2018	Q3 2017 restated [1]	Q3 2018	Q3 2017	Q3 2018	Q3 2017 restated [1]	Q3 2018	Q3 2017	Q3 2018	Q3 2017

Net sales to third parties	8 596	8 117	2 420	2 584	1 763	1 712			12 779	12 413

Sales to other segments	206	171	49	20		1	-255	-192

Net sales	8 802	8 288	2 469	2 604	1 763	1 713	-255	-192	12 779	12 413

Other revenues	299	241	38	8		2	5	28	342	279

Cost of goods sold	-2 341	-2 172	-1 364	-1 481	-1 214	-884	270	214	-4 649	-4 323

Gross profit	6 760	6 357	1 143	1 131	549	831	20	50	8 472	8 369

Selling, General & Administration	-2 614	-2 415	-534	-512	-690	-641	-113	-110	-3 951	-3 678

Research & Development	-1 951	-1 857	-196	-195	-132	-187			-2 279	-2 239

Other income	354	247	186	70	-8	17	57	90	589	424

Other expense	-365	-201	-241	-104	-16	-22	-270	-192	-892	-519

Operating income	2 184	2 131	358	390	-297	-2	-306	-162	1 939	2 357

as % of net sales	25.4%	26.3%	14.8%	15.1%	-16.8%	-0.1%			15.2%	19.0%

Income from associated companies			1				212	262	213	262

Interest expense									-235	-197

Other financial income and expense, net									26	14

Income before taxes									1 943	2 436

Taxes									-319	-353

Net income									1 624	2 083

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions announced on October 24, 2017 and January 24, 2018.

Segmentation – Consolidated income statement – Nine months to September 30

	Innovative Medicines		Sandoz		Alcon		Corporate (including eliminations)		Group

(USD millions)	9M 2018	9M 2017 restated [1]	9M 2018	9M 2017	9M 2018	9M 2017 restated [1]	9M 2018	9M 2017	9M 2018	9M 2017

Net sales to third parties	25 870	23 719	7 400	7 465	5 361	5 010			38 631	36 194

Sales to other segments	551	502	140	82	3	3	-694	-587

Net sales	26 421	24 221	7 540	7 547	5 364	5 013	-694	-587	38 631	36 194

Other revenues	807	678	48	27		3	16	69	871	777

Cost of goods sold	-6 973	-6 402	-4 166	-4 286	-3 073	-2 647	731	649	-13 481	-12 686

Gross profit	20 255	18 497	3 422	3 288	2 291	2 369	53	131	26 021	24 285

Selling, General & Administration	-7 947	-7 197	-1 729	-1 545	-2 027	-1 895	-364	-319	-12 067	-10 956

Research & Development	-5 665	-5 457	-590	-576	-420	-437			-6 675	-6 470

Other income	862	804	426	121	73	38	178	386	1 539	1 349

Other expense	-934	-809	-434	-225	-59	-50	-521	-565	-1 948	-1 649

Operating income	6 571	5 838	1 095	1 063	-142	25	-654	-367	6 870	6 559

as % of net sales	25.4%	24.6%	14.8%	14.2%	-2.6%	0.5%			17.8%	18.1%

Income from associated companies		-1	5	22			6 292	671	6 297	692

Interest expense									-703	-569

Other financial income and expense, net									107	16

Income before taxes									12 571	6 698

Taxes									-1 151	-971

Net income									11 420	5 727

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions announced on October 24, 2017 and January 24, 2018.

Segmentation – Additional balance sheet disclosure

	Innovative Medicines		Sandoz		Alcon		Corporate (including eliminations)		Group

(USD millions)	Sep 30, 2018	Dec 31, 2017 restated [1]	Sep 30, 2018	Dec 31, 2017	Sep 30, 2018	Dec 31, 2017 restated [1]	Sep 30, 2018	Dec 31, 2017	Sep 30, 2018	Dec 31, 2017

Net operating assets	54 095	41 200	14 405	14 772	20 723	21 539			95 091	93 274

Included in net operating assets are:
Property, plant & equipment	10 375	10 857	2 216	2 525	2 523	2 403	631	679	15 745	16 464

Goodwill	18 205	14 637	7 935	8 210	8 895	8 895	7	8	35 042	31 750

Intangible assets other than goodwill[2]	25 359	15 517	1 934	2 783	7 646	8 698	3 008	2 999	37 947	29 997

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions announced on October 24, 2017 and January 24, 2018.
[2] Corporate includes the Alcon brand name of USD 2 980 million.

Segmentation – Net sales by region1 – Third quarter

	Q3 2018	Q3 2017 restated [2]	% change		Q3 2018	Q3 2017

	USD m	USD m	USD	cc 3	% of total	% of total

Innovative Medicines

Europe	3 027	2 848	6	9	35	35

US	3 003	2 742	10	10	35	34

Asia/Africa/Australasia	1 929	1 880	3	5	22	23

Canada and Latin America	637	647	-2	14	8	8

Total	8 596	8 117	6	9	100	100

Of which in Established Markets	6 518	6 111	7	7	76	75

Of which in Emerging Growth Markets	2 078	2 006	4	12	24	25

Sandoz

Europe	1 204	1 233	-2	1	50	48

US	661	798	-17	-17	27	31

Asia/Africa/Australasia	366	354	3	6	15	14

Canada and Latin America	189	199	-5	5	8	7

Total	2 420	2 584	-6	-4	100	100

Of which in Established Markets	1 749	1 881	-7	-6	72	73

Of which in Emerging Growth Markets	671	703	-5	3	28	27

Alcon

Europe	412	421	-2	2	23	25

US	750	712	5	5	43	42

Asia/Africa/Australasia	446	424	5	8	25	25

Canada and Latin America	155	155	0	9	9	8

Total	1 763	1 712	3	5	100	100

Of which in Established Markets	1 328	1 292	3	4	75	75

Of which in Emerging Growth Markets	435	420	4	11	25	25

Group

Europe	4 643	4 502	3	6	36	36

US	4 414	4 252	4	4	35	34

Asia/Africa/Australasia	2 741	2 658	3	5	21	21

Canada and Latin America	981	1 001	-2	12	8	9

Total	12 779	12 413	3	6	100	100

Of which in Established Markets	9 595	9 284	3	4	75	75

Of which in Emerging Growth Markets	3 184	3 129	2	10	25	25

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions, announced on October 24, 2017 and January 24, 2018. This restatement had no impact on Sandoz or total Group.

[3] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 55.

Segmentation – Net sales by region1 – Nine months to September 30

	9M 2018	9M 2017 restated [2]	% change		9M 2018	9M 2017

	USD m	USD m	USD	cc 3	% of total	% of total

Innovative Medicines

Europe	9 231	8 160	13	7	36	34

US	8 678	8 009	8	8	34	34

Asia/Africa/Australasia	5 978	5 633	6	4	23	24

Canada and Latin America	1 983	1 917	3	12	7	8

Total	25 870	23 719	9	7	100	100

Of which in Established Markets	19 391	17 767	9	6	75	75

Of which in Emerging Growth Markets	6 479	5 952	9	11	25	25

Sandoz

Europe	3 733	3 398	10	5	50	46

US	2 061	2 482	-17	-17	28	33

Asia/Africa/Australasia	1 030	1 014	2	0	14	14

Canada and Latin America	576	571	1	5	8	7

Total	7 400	7 465	-1	-3	100	100

Of which in Established Markets	5 417	5 482	-1	-4	73	73

Of which in Emerging Growth Markets	1 983	1 983	0	1	27	27

Alcon

Europe	1 356	1 270	7	2	25	25

US	2 212	2 094	6	6	41	42

Asia/Africa/Australasia	1 325	1 196	11	9	25	24

Canada and Latin America	468	450	4	8	9	9

Total	5 361	5 010	7	6	100	100

Of which in Established Markets	4 046	3 823	6	4	75	76

Of which in Emerging Growth Markets	1 315	1 187	11	12	25	24

Group

Europe	14 320	12 828	12	6	37	35

US	12 951	12 585	3	3	34	35

Asia/Africa/Australasia	8 333	7 843	6	4	22	22

Canada and Latin America	3 027	2 938	3	10	7	8

Total	38 631	36 194	7	5	100	100

Of which in Established Markets	28 854	27 072	7	4	75	75

Of which in Emerging Growth Markets	9 777	9 122	7	9	25	25

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions, announced on October 24, 2017 and January 24, 2018. This restatement had no impact on Sandoz or total Group.

[3] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 55.

Segmentation – Net sales by business franchise

Innovative Medicines net sales by business franchise – Third quarter

	Q3 2018	Q3 2017 restated [1]	% change	% change
	USD m	USD m	USD	cc 4

Oncology
Tasigna	444	482	-8	-6

Gleevec/Glivec	380	445	-15	-13

Sandostatin	389	402	-3	-1

Afinitor/Votubia	374	389	-4	-2

Promacta/Revolade	295	227	30	32

Tafinlar + Mekinist	291	224	30	33

Exjade/Jadenu	263	264	0	1

Jakavi	248	201	23	27

Votrient	197	213	-8	-5

Kisqali	72	26	177	184

Lutathera	56	0	nm	nm

Kymriah	20	0	nm	nm

Other	276	228	21	23

Total Oncology business unit	3 305	3 101	7	9

Ophthalmology
Lucentis	491	481	2	5

Travoprost Group	128	149	-14	-12

Topical Olopatadine Group	53	49	8	12

Other	422	460	-8	-5

Total Ophthalmology	1 094	1 139	-4	-1

Neuroscience
Gilenya	818	801	2	4

Other	20	26	-23	-25

Total Neuroscience	838	827	1	3

Immunology, Hepatology and Dermatology
Cosentyx	750	556	35	37

Ilaris	141	107	32	36

Total Immunology, Hepatology and Dermatology	891	663	34	37

Respiratory
Ultibro Breezhaler	110	101	9	11

Seebri Breezhaler	34	37	-8	-3

Onbrez Breezhaler	24	27	-11	-8

Subtotal COPD[2] portfolio	168	165	2	5

Xolair[3]	255	245	4	8

Other	6	5	20	23

Total Respiratory	429	415	3	7

Cardio-Metabolic
Entresto	271	128	112	113

Other	6	5	20	26

Total Cardio-Metabolic	277	133	108	110

Established Medicines
Galvus Group	307	310	-1	5

Diovan Group	254	231	10	14

Exforge Group	253	244	4	7

Neoral/Sandimmun(e)	114	126	-10	-8

Zortress/Certican	120	107	12	15

Voltaren/Cataflam	104	118	-12	-7

Other	610	703	-13	-9

Total Established Medicines	1 762	1 839	-4	0

Total Pharmaceuticals business unit	5 291	5 016	5	9

Total Division net sales	8 596	8 117	6	9

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions announced on October 24, 2017 and January 24, 2018.
[2] Chronic Obstructive Pulmonary Disease
[3] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology, Hepatology and Dermatology franchise).
[4] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 55.

nm = not meaningful

Innovative Medicines net sales by business franchise – Nine months to September 30

	9M 2018	9M 2017 restated [1]	% change	% change
	USD m	USD m	USD	cc 4

Oncology
Tasigna	1 398	1 356	3	2

Gleevec/Glivec	1 188	1 495	-21	-22

Sandostatin	1 188	1 191	0	-1

Afinitor/Votubia	1 157	1 118	3	3

Promacta/Revolade	844	612	38	37

Tafinlar + Mekinist	842	627	34	31

Exjade/Jadenu	813	778	4	3

Jakavi	721	549	31	27

Votrient	630	595	6	4

Kisqali	175	41	nm	nm

Lutathera	86	0	nm	nm

Kymriah	48	0	nm	nm

Other	839	669	25	23

Total Oncology business unit	9 929	9 031	10	8

Ophthalmology
Lucentis	1 526	1 403	9	5

Travoprost Group	386	439	-12	-13

Topical Olopatadine Group	207	225	-8	-9

Other	1 312	1 405	-7	-7

Total Ophthalmology	3 431	3 472	-1	-3

Neuroscience
Gilenya	2 505	2 360	6	4

Other	63	77	-18	-22

Total Neuroscience	2 568	2 437	5	4

Immunology, Hepatology and Dermatology
Cosentyx	2 031	1 456	39	37

Ilaris	399	287	39	39

Other	0	1	-100	-100

Total Immunology, Hepatology and Dermatology	2 430	1 744	39	38

Respiratory
Ultibro Breezhaler	332	291	14	9

Seebri Breezhaler	111	109	2	-2

Onbrez Breezhaler	78	83	-6	-8

Subtotal COPD[2] portfolio	521	483	8	3

Xolair[3]	771	673	15	11

Other	19	16	19	11

Total Respiratory	1 311	1 172	12	8

Cardio-Metabolic
Entresto	710	322	120	117

Other	16	12	33	34

Total Cardio-Metabolic	726	334	117	114

Established Medicines
Galvus Group	957	906	6	6

Diovan Group	763	713	7	6

Exforge Group	751	711	6	3

Neoral/Sandimmun(e)	349	364	-4	-7

Zortress/Certican	344	298	15	13

Voltaren/Cataflam	333	346	-4	-4

Other	1 978	2 191	-10	-10

Total Established Medicines	5 475	5 529	-1	-2

Total Pharmaceuticals business unit	15 941	14 688	9	7

Total Division net sales	25 870	23 719	9	7

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions announced on October 24, 2017 and January 24, 2018.
[2] Chronic Obstructive Pulmonary Disease
[3] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology, Hepatology and Dermatology franchise).
[4] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 55.

nm = not meaningful

Sandoz net sales by business franchise – Third quarter

	Q3 2018 USD m	Q3 2017 USD m

Retail Generics[1]	1 949	2 155

Biopharmaceuticals	349	292

Anti-Infectives	122	137

Total Division net sales	2 420	2 584

1 Of which USD 201 million (2017: USD 221 million) represents Anti-Infectives sold under Sandoz name.

Sandoz net sales by business franchise – Nine months to September 30

	9M 2018 USD m	9M 2017 USD m

Retail Generics[1]	5 947	6 260

Biopharmaceuticals	1 046	826

Anti-Infectives	407	379

Total Division net sales	7 400	7 465

1 Of which USD 618 million (2017: USD 646 million) represents Anti-Infectives sold under Sandoz name.

Alcon net sales by business franchise – Third quarter

	Q3 2018	Q3 2017 restated [1]
	USD m	USD m

Surgical
Consumables	529	509

Implantables	269	254

Equipment/Other	168	161

Total Surgical	966	924

Vision Care
Contact lenses	491	481

Ocular health	306	307

Total Vision Care	797	788

Total Division net sales	1 763	1 712

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions, announced on October 24, 2017 and January 24, 2018.

Alcon net sales by business franchise – Nine months to September 30

	9M 2018	9M 2017 restated [1]
	USD m	USD m

Surgical
Consumables	1 648	1 541

Implantables	846	748

Equipment/Other	479	435

Total Surgical	2 973	2 724

Vision Care
Contact lenses	1 478	1 390

Ocular health	910	896

Total Vision Care	2 388	2 286

Total Division net sales	5 361	5 010

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions, announced on October 24, 2017 and January 24, 2018.

Net sales of the top 20 Innovative Medicines products in 2018 – Third quarter

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies [2]	USD m	% change in constant currencies [2]	USD m	% change in USD	% change in constant currencies [2]

Gilenya	Neuroscience	Relapsing multiple sclerosis	437	2	381	6	818	2	4

Cosentyx	Immunology, Hepatology and Dermatology	Psoriasis, ankylosing spondylitis and psoriatic arthritis	459	33	291	43	750	35	37

Lucentis	Ophthalmology	Age-related macular degeneration			491	5	491	2	5

Tasigna	Oncology	Chronic myeloid leukemia	183	-14	261	1	444	-8	-6

Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	110	-22	270	-8	380	-15	-13

Sandostatin	Oncology	Carcinoid tumors and Acromegaly	209	3	180	-5	389	-3	-1

Afinitor/Votubia	Oncology	Breast cancer / TSC	226	7	148	-13	374	-4	-2

Galvus Group	Established Medicines	Diabetes			307	5	307	-1	5

Promacta/Revolade	Oncology	Immune thrombocytopenic purpura	143	20	152	45	295	30	32

Tafinlar + Mekinist	Oncology	Melanoma	117	34	174	32	291	30	33

Exjade/Jadenu	Oncology	Chronic iron overload	128	-3	135	5	263	0	1

Xolair[1]	Respiratory	Asthma			255	8	255	4	8

Diovan Group	Established Medicines	Hypertension	26	37	228	12	254	10	14

Exforge Group	Established Medicines	Hypertension	5	-29	248	8	253	4	7

Jakavi	Oncology	Myelofibrosis			248	27	248	23	27

Entresto	Cardio-Metabolic	Chronic Heart Failure	151	104	120	126	271	112	113

Votrient	Oncology	Renal cell carcinoma	94	-14	103	3	197	-8	-5

Ilaris	Immunology, Hepatology and Dermatology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD and Gout)	69	35	72	38	141	32	36

Travoprost Group	Ophthalmology	Reduction of elevated intraocular pressure	46	-16	82	-9	128	-14	-12

Neoral/Sandimmun(e)	Immunology, Hepatology and Dermatology	Transplantation	10	-9	104	-8	114	-10	-8

Top 20 products total			2 413	9	4 250	10	6 663	7	10

Rest of portfolio			590	10	1 343	4	1 933	2	6

Total Division sales			3 003	10	5 593	8	8 596	6	9

[1] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology, Hepatology and Dermatology franchise).
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 55.

Net sales of the top 20 Innovative Medicines products in 2018 – Nine months to September 30

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies [2]	USD m	% change in constant currencies [2]	USD m	% change in USD	% change in constant currencies [2]

Gilenya	Neuroscience	Relapsing multiple sclerosis	1 321	4	1 184	5	2 505	6	4

Cosentyx	Immunology, Hepatology and Dermatology	Psoriasis, ankylosing spondylitis and psoriatic arthritis	1 187	30	844	49	2 031	39	37

Lucentis	Ophthalmology	Age-related macular degeneration			1 526	5	1 526	9	5

Tasigna	Oncology	Chronic myeloid leukemia	600	0	798	3	1 398	3	2

Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	329	-34	859	-16	1 188	-21	-22

Sandostatin	Oncology	Carcinoid tumors and Acromegaly	613	-1	575	-1	1 188	0	-1

Afinitor/Votubia	Oncology	Breast cancer / TSC	680	13	477	-9	1 157	3	3

Galvus Group	Established Medicines	Diabetes			957	6	957	6	6

Promacta/Revolade	Oncology	Immune thrombocytopenic purpura	414	30	430	44	844	38	37

Tafinlar + Mekinist	Oncology	Melanoma	335	36	507	28	842	34	31

Exjade/Jadenu	Oncology	Chronic iron overload	381	1	432	4	813	4	3

Xolair[1]	Respiratory	Asthma			771	11	771	15	11

Diovan Group	Established Medicines	Hypertension	67	6	696	6	763	7	6

Exforge Group	Established Medicines	Hypertension	14	-39	737	4	751	6	3

Jakavi	Oncology	Myelofibrosis			721	27	721	31	27

Entresto	Cardio-Metabolic	Chronic Heart Failure	389	97	321	148	710	120	117

Votrient	Oncology	Renal cell carcinoma	306	0	324	9	630	6	4

Ilaris	Immunology, Hepatology and Dermatology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD and Gout)	186	33	213	45	399	39	39

Travoprost Group	Ophthalmology	Reduction of elevated intraocular pressure	144	-11	242	-15	386	-12	-13

Neoral/Sandimmun(e)	Immunology, Hepatology and Dermatology	Transplantation	26	-16	323	-6	349	-4	-7

Top 20 products total			6 992	10	12 937	9	19 929	11	9

Rest of portfolio			1 686	3	4 255	1	5 941	3	2

Total Division sales			8 678	8	17 192	7	25 870	9	7

[1] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology, Hepatology and Dermatology franchise).
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 55.

Segmentation – Other revenue – Third quarter

	Innovative Medicines		Sandoz		Alcon		Corporate		Group

(USD millions)	Q3 2018	Q3 2017	Q3 2018	Q3 2017	Q3 2018	Q3 2017	Q3 2018	Q3 2017	Q3 2018	Q3 2017

Profit sharing income	234	173	1	1					235	174

Royalty income	36	55	4	5		2	5	28	45	90

Milestone income	29	5	33						62	5

Other[1]		8		2					-	10

Total other revenues	299	241	38	8		2	5	28	342	279

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.

Segmentation – Other revenue – Nine months to September 30

	Innovative Medicines		Sandoz		Alcon		Corporate		Group

(USD millions)	9M 2018	9M 2017	9M 2018	9M 2017	9M 2018	9M 2017	9M 2018	9M 2017	9M 2018	9M 2017

Profit sharing income	564	485	2	3					566	488

Royalty income	121	142	7	18		3	16	69	144	232

Milestone income	107	24	36						143	24

Other[1]	15	27	3	6					18	33

Total other revenues	807	678	48	27		3	16	69	871	777

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.

SUPPLEMENTARY INFORMATION (unaudited)

Non-IFRS disclosures

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, fair value adjustments on equity securities and fund investments held for strategic purposes and certain acquisition related items. The following items that exceed a threshold of USD 25 million are also excluded: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, impairments of property, plant and equipment and financial assets, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude items which can vary significantly from year to year, the core measures enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the Group’s performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.

Constant currencies

Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:

• the impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD; and

• the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD using the average exchange rates from the prior year and comparing them to the prior year values in USD.

We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance which are not affected by changes in the relative value of currencies.

Growth rate calculation

For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Third quarter

	Innovative Medicines		Sandoz		Alcon		Corporate		Group

(USD millions unless indicated otherwise)	Q3 2018	Q3 2017 restated [1]	Q3 2018	Q3 2017	Q3 2018	Q3 2017 restated [1]	Q3 2018	Q3 2017	Q3 2018	Q3 2017

IFRS Operating income	2 184	2 131	358	390	-297	-2	-306	-162	1 939	2 357

Amortization of intangible assets	644	485	91	117	253	258			988	860

Impairments

Intangible assets	50	63	110	20	350	57			510	140

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	1	-1	5	46					6	45

Other property, plant & equipment	33	11		1					33	12

Financial assets[2]						20		22		42

Total impairment charges	84	73	115	67	350	77		22	549	239

Acquisition or divestment of businesses and related items

- Income		-1					-3	-26	-3	-27

- Expense	13	5					5	30	18	35

Total acquisition or divestment of businesses and related items, net	13	4					2	4	15	8

Other items

Divestment gains	-213	-28					-10		-223	-28

Financial assets - fair value adjustments[2]	-44				16		41		13

Restructuring and related items

- Income	-3	-17		-4		-1			-3	-22

- Expense	229	36	30	13	3		64	6	326	55

Legal-related items

- Income	-1	-1							-1	-1

- Expense	11	9	60		4	10			75	19

Additional income	-8	-170	-142	-3	-66	-45		-37	-216	-255

Additional expense	1	56	29		38	20	25	74	93	150

Total other items	-28	-115	-23	6	-5	-16	120	43	64	-82

Total adjustments	713	447	183	190	598	319	122	69	1 616	1 025

Core operating income	2 897	2 578	541	580	301	317	-184	-93	3 555	3 382

as % of net sales	33.7%	31.8%	22.4%	22.4%	17.1%	18.5%			27.8%	27.2%

Income from associated companies			1				212	262	213	262

Core adjustments to income from associated companies, net of tax							80	97	80	97

Interest expense									-235	-197

Other financial income and expense									26	14

Taxes, adjusted for above items (core taxes)									-575	-541

Core net income									3 064	3 017

Core net income attributable to shareholders of Novartis AG									3 063	3 015

Core basic EPS (USD)[3]									1.32	1.29

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon announced on October 24, 2017 and January 24, 2018.
[2] For Financial instruments accounted for as fair value through profit and loss, as of January 1, 2018, unrealized gains/losses on financial assets are shown under Financial assets - fair value adjustments, due to the change in IFRS 9 (see Note 2).

[3] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Nine months to September 30

	Innovative Medicines		Sandoz		Alcon		Corporate		Group

(USD millions unless indicated otherwise)	9M 2018	9M 2017 restated [1]	9M 2018	9M 2017	9M 2018	9M 2017 restated [1]	9M 2018	9M 2017	9M 2018	9M 2017

IFRS Operating income	6 571	5 838	1 095	1 063	-142	25	-654	-367	6 870	6 559

Amortization of intangible assets	1 680	1 507	283	340	761	769			2 724	2 616

Impairments

Intangible assets	112	566	144	51	389	57			645	674

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	99	-1	44	46					143	45

Other property, plant & equipment	42	3		14					42	17

Financial assets[2]						20		72		92

Total impairment charges	253	568	188	111	389	77		72	830	828

Acquisition or divestment of businesses and related items

- Income		-2					-19	-95	-19	-97

- Expense	99	18					27	114	126	132

Total acquisition or divestment of businesses and related items, net	99	16					8	19	107	35

Other items

Divestment gains	-490	-368	-78				-55		-623	-368

Financial assets - fair value adjustments[2]	-122				-43		73		-92

Restructuring and related items

- Income	-11	-32	-2	-6	-2	-2	-2		-17	-40

- Expense	328	197	99	32	12	17	111	19	550	265

Legal-related items

- Income	-1	-2	-63						-64	-2

- Expense	30	25	90		21	10			141	35

Additional income	-38	-513	-142	-3	-66	-50		-37	-246	-603

Additional expense	83	193	50		69	20	54	89	256	302

Total other items	-221	-500	-46	23	-9	-5	181	71	-95	-411

Total adjustments	1 811	1 591	425	474	1 141	841	189	162	3 566	3 068

Core operating income	8 382	7 429	1 520	1 537	999	866	-465	-205	10 436	9 627

as % of net sales	32.4%	31.3%	20.5%	20.6%	18.6%	17.3%			27.0%	26.6%

Income from associated companies		-1	5	22			6 292	671	6 297	692

Core adjustments to income from associated companies, net of tax		1					-5 398	343	-5 398	344

Interest expense									-703	-569

Other financial income and expense									107	16

Taxes, adjusted for above items (core taxes)									-1 682	-1 537

Core net income									9 057	8 573

Core net income attributable to shareholders of Novartis AG									9 053	8 573

Core basic EPS (USD)[3]									3.90	3.64

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon announced on October 24, 2017 and January 24, 2018.
[2] For Financial instruments accounted for as fair value through profit and loss, as of January 1, 2018, unrealized gains/losses on financial assets are shown under Financial assets - fair value adjustments, due to the change in IFRS 9 (see Note 2).

[3] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group – Third quarter

(USD millions unless indicated otherwise)	Q3 2018 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q3 2018 Core results	Q3 2017 Core results

Gross profit	8 472	843	351	-5	120	9 781	9 244

Operating income	1 939	988	549	15	64	3 555	3 382

Income before taxes	1 943	1 068	549	15	64	3 639	3 558

Taxes[5]	-319					-575	-541

Net income	1 624					3 064	3 017
Basic EPS (USD)[6]	0.70					1.32	1.29

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-4 649	843	351	-5	120	-3 340	-3 448

The following are adjustments to arrive at Core Operating Income

Selling, General & Administration	-3 951			8	7	-3 936	-3 678

Research & Development	-2 279	145	49	8	7	-2 070	-2 049

Other income	589			-3	-433	153	128

Other expense	-892		149	7	363	-373	-263

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	213	80				293	359

[1] Amortization of intangible assets: Cost of goods sold includes amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the amortization of acquired rights, including technology platforms; Income from associated companies includes USD 80 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment and goodwill impairment charges related to a disposal group held for sale.

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Cost of goods sold, Selling, General & Administration, Research & Development and Other expense include charges and reversal of charges related to acquisitions; Other income and Other expense also include transitional service-fee income and expenses and other items related to the portfolio transformation.

[4] Other items: Cost of goods sold and Research & Development include charges and reversal of charges related to a product's voluntary market withdrawal; Cost of goods sold and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Cost of goods sold, Research & Development, Other income and Other expense include other restructuring income and charges and related items; Cost of goods sold also includes inventory write-off and other product recall related costs; Research & Development also includes amortization of option rights; Other income and Other expense also include fair value adjustments and divestment gains and losses on financial assets; Other income also includes product divestment gains and releases of accruals; Other expense also includes legal-related items and restructuring charges.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1.7 billion to arrive at the core results before tax amounts to USD 256 million. The average tax rate on the adjustments is 15.1%, since the estimated full year core tax charge of 15.8% has been applied to the pre-tax income of the period.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group – Nine months to September 30

(USD millions unless indicated otherwise)	9M 2018 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	9M 2018 Core results	9M 2017 Core results

Gross profit	26 021	2 549	434	3	288	29 295	26 965

Operating income	6 870	2 724	830	107	-95	10 436	9 627

Income before taxes	12 571	3 096	830	-5 684	-74	10 739	10 110

Taxes[5]	-1 151					-1 682	-1 537

Net income	11 420					9 057	8 573
Basic EPS (USD)[6]	4.92					3.90	3.64

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-13 481	2 549	434	3	288	-10 207	-10 006

The following are adjustments to arrive at Core Operating Income

Selling, General & Administration	-12 067			22	2	-12 043	-10 956

Research & Development	-6 675	175	101	17	20	-6 362	-6 062

Other income	1 539			-19	-1 088	432	570

Other expense	-1 948		295	84	683	-886	-890

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	6 297	372		-5 791	21	899	1 036

[1] Amortization of intangible assets: Cost of goods sold includes amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the amortization of acquired rights, including technology platforms; Income from associated companies includes USD 372 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment and goodwill impairment charges related to a disposal group held for sale.

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Cost of goods sold, Selling, General & Administration, Research & Development and Other expense include charges related to acquisitions; Other income and Other expense also include transitional service-fee income and expenses and other items related to the portfolio transformation; Income from associated companies includes the pre-tax gain of USD 5.8 billion on the sale of the 36.5% investment in GSK Consumer Healthcare Holdings Ltd.

[4] Other items: Cost of goods sold and Research & Development include charges and reversal of charges related to a product's voluntary market withdrawal; Cost of goods sold and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites and charges related to changes in a contractual agreement; Cost of goods sold, Research & Development, Other income and Other expense include other restructuring income and charges and related items; Cost of goods sold also includes inventory write-off and other product recall related costs; Selling, General & Administration includes a reversal of a provision; Research & Development also includes fair value adjustments of contingent consideration liabilities, a charge for onerous contracts and amortization of option rights; Other income and Other expense also include fair value adjustments and divestment gains and losses on financial assets; Other income also includes product divestment gains, divestment gains on property, plant and equipment, releases of accruals and a legal settlement gain; Other expense also includes legal-related items and restructuring charges; Income from associated companies includes an adjustment of USD 21 million for the Novartis share of the estimated GSK Consumer Healthcare Holdings Ltd. core items.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1.8 billion to arrive at the core results before tax amounts to USD 531 million. The average tax rate on the adjustments is 29.0%, since the estimated full year core tax charge of 15.7% has been applied to the pre-tax income of the period.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Innovative Medicines – Third quarter

(USD millions)	Q3 2018 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q3 2018 Core results	Q3 2017 restated Core results [5]

Gross profit	6 760	502	1	-5	100	7 358	6 836

Operating income	2 184	644	84	13	-28	2 897	2 578

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-2 341	502	1	-5	100	-1 743	-1 693

The following are adjustments to arrive at Core Operating Income

Selling, General & Administration	-2 614			8		-2 606	-2 415

Research & Development	-1 951	142	49	8	10	-1 742	-1 729

Other income	354				-290	64	29

Other expense	-365		34	2	152	-177	-143

[1] Amortization of intangible assets: Cost of goods sold includes amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the amortization of acquired rights, including technology platforms.

[2] Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment.

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Cost of goods sold, Selling, General & Administration, Research & Development and Other expense include charges and reversal of charges related to acquisitions; Other expense also includes items related to the portfolio transformation.

[4] Other items: Cost of goods sold and Other expense include restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Cost of goods sold, Research & Development, Other income and Other expense include other restructuring income and charges and related items; Other income and Other expense also include fair value adjustments on financial assets; Other income also includes product divestment gains and releases of accruals; Other expense also includes legal-related items.

[5] Restated to reflect the product transfers between Innovative Medicines and Alcon announced on October 24, 2017 and January 24, 2018.

CORE RESULTS – Reconciliation from IFRS results to core results – Innovative Medicines – Nine months to September 30

(USD millions)	9M 2018 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	9M 2018 Core results	9M 2017 restated Core results [5]

Gross profit	20 255	1 513	11	3	199	21 981	20 016

Operating income	6 571	1 680	253	99	-221	8 382	7 429

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-6 973	1 513	11	3	199	-5 247	-4 883

The following are adjustments to arrive at Core Operating Income

Selling, General & Administration	-7 947			22	-5	-7 930	-7 197

Research & Development	-5 665	167	101	17	-8	-5 388	-5 116

Other income	862				-671	191	180

Other expense	-934		141	57	264	-472	-454

[1] Amortization of intangible assets: Cost of goods sold includes amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the amortization of acquired rights, including technology platforms.

[2] Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment.

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Cost of goods sold, Selling, General & Administration, Research & Development and Other expense include charges related to acquisitions; Other expense also includes items related to the portfolio transformation.

[4] Other items: Cost of goods sold and Other expense include restructuring and other charges related to the Group-wide rationalization of manufacturing sites and charges related to changes in a contractual agreement; Cost of goods sold, Research & Development, Other income and Other expense include other restructuring income and charges and related items; Cost of goods sold also includes an inventory write-off; Selling, General & Administration includes a reversal of a provision; Research & Development also includes fair value adjustments of contingent consideration liabilities and a charge for onerous contracts; Other income and Other expense include fair value adjustments on financial assets; Other income also includes product divestment gains and releases of accruals; Other expense also includes legal-related items.

[5] Restated to reflect the product transfers between Innovative Medicines and Alcon announced on October 24, 2017 and January 24, 2018.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Third quarter

(USD millions)	Q3 2018 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	Q3 2018 Core results	Q3 2017 Core results

Gross profit	1 143	91			45	1 279	1 272

Operating income	358	91	115		-23	541	580

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 364	91			45	-1 228	-1 340

The following are adjustments to arrive at Core Operating Income

Selling, General & Administration	-534				7	-527	-512

Other income	186				-142	44	63

Other expense	-241		115		67	-59	-48

[1] Amortization of intangible assets: Cost of goods sold includes amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Other expense includes impairment charges related to property, plant and equipment and goodwill impairment charges related to a disposal group held for sale.
[3] Other items: Cost of goods sold and Other expense include restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Cost of goods sold also includes inventory write-off and other product recall related costs; Selling, General & Administration and Other expense include other restructuring income and charges and related items; Other income includes fair value adjustments of contingent consideration liabilities. Other expense also includes legal-related items and restructuring charges.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Nine months to September 30

(USD millions)	9M 2018 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	9M 2018 Core results	9M 2017 Core results

Gross profit	3 422	283	34		114	3 853	3 688

Operating income	1 095	283	188		-46	1 520	1 537

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-4 166	283	34		114	-3 735	-3 886

The following are adjustments to arrive at Core Operating Income

Selling, General & Administration	-1 729				7	-1 722	-1 545

Other income	426				-285	141	112

Other expense	-434		154		118	-162	-142

[1] Amortization of intangible assets: Cost of goods sold includes amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment and goodwill impairment charges related to a disposal group held for sale.

[3] Other items: Cost of goods sold and Other expense include restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Cost of goods sold also includes inventory write-off and other product recall related costs; Selling, General & Administration, Other income and Other expense include other restructuring income and charges and related items; Other income also includes product divestment gains, a legal settlement gain and fair value adjustments of contingent consideration liabilities; Other expense also includes legal-related items and restructuring charges.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Third quarter

(USD millions)	Q3 2018 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	Q3 2018 Core results	Q3 2017 restated Core results [4]

Gross profit	549	250	350		-25	1 124	1 086

Operating loss/income	-297	253	350		-5	301	317

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 214	250	350		-25	-639	-629

The following are adjustments to arrive at Core Operating Income

Research & Development	-132	3			-3	-132	-125

Other income	-8				16	8	9

Other expense	-16				7	-9	-12

[1] Amortization of intangible assets: Cost of goods sold includes amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the amortization of acquired rights for technology platforms.

[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets.
[3] Other items: Cost of goods sold and Research & Development include charges and reversal of charges related to a product's voluntary market withdrawal; Research & Development also includes amortization of option rights; Other income and Other expense include other restructuring income and charges and related items; Other income also includes fair value adjustments on a financial asset; Other expense also includes legal-related items.

[4] Restated to reflect the product transfers between Innovative Medicines and Alcon announced on October 24, 2017 and January 24, 2018.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Nine months to September 30

(USD millions)	9M 2018 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	9M 2018 Core results	9M 2017 restated Core results [4]

Gross profit	2 291	753	389		-25	3 408	3 130

Operating loss/income	-142	761	389		-9	999	866

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-3 073	753	389		-25	-1 956	-1 886

The following are adjustments to arrive at Core Operating Income

Research & Development	-420	8			28	-384	-370

Other income	73				-46	27	24

Other expense	-59				34	-25	-23

[1] Amortization of intangible assets: Cost of goods sold includes amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the amortization of acquired rights for technology platforms.

[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets.
[3] Other items: Cost of goods sold and Research & Development include charges and reversal of charges related to a product's voluntary market withdrawal; Research & Development also includes amortization of option rights and a fair value adjustment of a contingent consideration liability; Other income and Other expense include other restructuring income and charges and related items; Other income also includes fair value adjustments on a financial asset; Other expense also includes legal-related items.

[4] Restated to reflect the product transfers between Innovative Medicines and Alcon announced on October 24, 2017 and January 24, 2018.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Third quarter

(USD millions)	Q3 2018 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items [1]	Other items [2]	Q3 2018 Core results	Q3 2017 Core results

Gross profit	20					20	50

Operating loss	-306			2	120	-184	-93

The following are adjustments to arrive at Core Operating Loss

Other income	57			-3	-17	37	27

Other expense	-270			5	137	-128	-60

[1] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation.

[2] Other items: Other income and Other expense include fair value adjustments and divestment gains and losses on financial assets, as well as restructuring charges and related items.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Nine months to September 30

(USD millions)	9M 2018 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items [1]	Other items [2]	9M 2018 Core results	9M 2017 Core results

Gross profit	53					53	131

Operating loss	-654			8	181	-465	-205

The following are adjustments to arrive at Core Operating Loss

Other income	178			-19	-86	73	254

Other expense	-521			27	267	-227	-271

[1] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation.

[2] Other items: Other income and Other expense include fair value adjustments and divestment gains and losses on financial assets, as well as restructuring charges and related items; Other income also includes divestment gains on property, plant & equipment.

Income from associated companies

(USD millions)	Q3 2018	Q3 2017	9M 2018	9M 2017

Share of estimated Roche reported results	250	180	621	509

Prior-year adjustment			-125	-67

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-37	-38	-112	-110

Net income effect from Roche Holding AG	213	142	384	332

Share of estimated GSK Consumer Healthcare Holdings Ltd. reported results [1]		120	119	296

Prior-year adjustment			4	47

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest		-1	-3	-5

Gain on divestment of GSK Consumer Healthcare Holdings Ltd., pre-tax			5 791

Net income effect from GlaxoSmithKline Consumer Healthcare Holdings Ltd.		119	5 911	338

Others		1	2	22

Income from associated companies	213	262	6 297	692

1 On March 27, 2018, Novartis entered into the agreement to divest its 36.5% investment in GSK Consumer Healthcare Holdings Ltd. to GSK. As a result, equity accounting was discontinued starting from April 1, 2018. The transaction closed on June 1, 2018, see Note 3.

Core income from associated companies

(USD millions)	Q3 2018	Q3 2017	9M 2018	9M 2017

Income from associated companies	213	262	6 297	692

Share of estimated Roche core adjustments	80	84	239	243

Roche prior year adjustment			133	70

Share of estimated GSK Consumer Healthcare Holdings Ltd. core adjustments [1]		13	20	49

GSK Consumer Healthcare Holdings Ltd. prior year adjustment			1	-19

Gain on divestment of GSK Consumer Healthcare Holdings Ltd., pre-tax			-5 791

Others				1

Core income from associated companies	293	359	899	1 036

1 On March 27, 2018, Novartis entered into the agreement to divest its 36.5% investment in GSK Consumer Healthcare Holdings Ltd. to GSK. As a result, equity accounting was discontinued starting from April 1, 2018. The transaction closed on June 1, 2018, see Note 3.

Condensed consolidated changes in net debt

Third quarter

(USD millions)	Q3 2018	Q3 2017

Change in cash and cash equivalents	1 554	954

Change in marketable securities, commodities, financial debts and financial derivatives	584	431

Reduction in net debt	2 138	1 385

Net debt at July 1	-19 210	-22 124

Net debt at September 30	-17 072	-20 739

Nine months to September 30

(USD millions)	9M 2018	9M 2017

Change in cash and cash equivalents	5 140	1 803

Change in marketable securities, commodities, financial debts and financial derivatives	-3 165	-6 517

Reduction/Increase in net debt	1 975	-4 714

Net debt at January 1	-19 047	-16 025

Net debt at September 30	-17 072	-20 739

Components of net debt

(USD millions)	Sep 30, 2018	Sep 30, 2017

Non-current financial debts	-22 605	-23 163

Current financial debts and derivative financial instruments	-9 177	-6 997

Total financial debt	-31 782	-30 160

Less liquidity:

Cash and cash equivalents	14 000	8 810

Marketable securities, commodities, time deposits and derivative financial instruments	710	611

Total liquidity	14 710	9 421

Net debt at September 30	-17 072	-20 739

Share information

	Sep 30, 2018	Sep 30, 2017

Number of shares outstanding	2 309 972 655	2 327 339 772

Registered share price (CHF)	84.40	82.90

ADR price (USD)	86.16	85.85

Market capitalization (USD billions)[1]	199.6	198.9

Market capitalization (CHF billions)[1]	195.0	192.9

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the year end CHF/USD exchange rate.

Free cash flow

Third quarter

(USD millions)	Q3 2018	Q3 2017	Change

Operating income	1 939	2 357	-418

Adjustments for non-cash items
Depreciation, amortization and impairments	2 053	1 478	575

Change in provisions and other non-current liabilities	129	-29	158

Other	-121	103	-224

Operating income adjusted for non-cash items	4 000	3 909	91

Dividends received from associated companies and others	1	2	-1

Interest and other financial receipts	175	26	149

Interest and other financial payments	-183	-296	113

Taxes paid	-261	-221	-40

Payments out of provisions and other net cash movements in non-current liabilities	-219	-215	-4

Change in inventory and trade receivables less trade payables	-176	-100	-76

Change in other net current assets and other operating cash flow items	713	481	232

Net cash flows from operating activities	4 050	3 586	464

Purchase of property, plant & equipment	-433	-382	-51

Proceeds from sales of property, plant & equipment	4	46	-42

Purchase of intangible assets	-595	-287	-308

Proceeds from sales of intangible assets	287	157	130

Purchase of financial assets	-77	-112	35

Proceeds from sales of financial assets	75	65	10

Purchase of other non-current assets	-13	-11	-2

Proceeds from sales of other non-current assets	3	2	1

Free cash flow	3 301	3 064	237

Free cash flow

Nine months to September 30

(USD millions)	9M 2018	9M 2017	Change

Operating income	6 870	6 559	311

Adjustments for non-cash items
Depreciation, amortization and impairments	4 842	4 608	234

Change in provisions and other non-current liabilities	402	3	399

Other	-212	-63	-149

Operating income adjusted for non-cash items	11 902	11 107	795

Dividends received from associated companies and others	719	866	-147

Interest and other financial receipts	301	68	233

Interest and other financial payments	-574	-642	68

Taxes paid	-1 244	-1 125	-119

Payments out of provisions and other net cash movements in non-current liabilities	-514	-505	-9

Change in inventory and trade receivables less trade payables	-1 055	-871	-184

Change in other net current assets and other operating cash flow items	971	315	656

Net cash flows from operating activities	10 506	9 213	1 293

Purchase of property, plant & equipment	-1 123	-1 058	-65

Proceeds from sales of property, plant & equipment	55	62	-7

Purchase of intangible assets	-1 323	-718	-605

Proceeds from sales of intangible assets	702	540	162

Purchase of financial assets	-164	-289	125

Proceeds from sales of financial assets	144	273	-129

Purchase of other non-current assets	-26	-54	28

Proceeds from sales of other non-current assets	7	3	4

Free cash flow	8 778	7 972	806

Principal currency translation rates

Third quarter

	Average rates Q3 2018	Average rates Q3 2017	Period-end rates Sep 30, 2018	Period-end rates Sep 30, 2017

1 CHF	1.017	1.039	1.024	1.031

1 CNY	0.147	0.150	0.145	0.150

1 EUR	1.163	1.175	1.163	1.180

1 GBP	1.303	1.309	1.307	1.342

100 JPY	0.897	0.901	0.882	0.888

100 RUB	1.525	1.696	1.523	1.725

Nine months to September 30

	Average rates 9M 2018	Average rates 9M 2017	Period-end rates Sep 30, 2018	Period-end rates Sep 30, 2017

1 CHF	1.029	1.017	1.024	1.031

1 CNY	0.154	0.147	0.145	0.150

1 EUR	1.195	1.113	1.163	1.180

1 GBP	1.352	1.275	1.307	1.342

100 JPY	0.912	0.893	0.882	0.888

100 RUB	1.632	1.716	1.523	1.725

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “progressing,” “to drive,” “future,” “momentum,” “submissions,” “planned,” “filed,” “planning,” “subject to,” “launch,” “launched,” “positive CHMP opinion,” “guidance,” “expected,” “anticipate,” “pipeline,” “filings,” “on track,” “growth drivers,” “agreed to sell,” “to be sold,” “strategy,” “expected,” “underway,” “plans,” “will,” “investigational,” “priority review,” “to file,” “believed,” “to expand,” “commitment,” “would,” “potential,” “to be executed,” “outlook,” “expect,” “may,” “pending,” “pipelines,” “in clinical development,” “awaiting,” “Fast Track designation,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; or regarding the potential financial or other impact on Novartis, and the potential strategic benefits, synergies or opportunities expected as a result of the proposed spinoff of our Alcon Division or of the proposed divestiture of certain portions of our Sandoz Division in the US or of the proposed acquisition of Endocyte; or regarding potential future sales or earnings of the Novartis Group or any of its divisions or potential shareholder returns; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Neither can there be any guarantee that the proposed spinoff of the Alcon Division, or the proposed divestiture of certain portions of our Sandoz Division in the US or the proposed acquisition of Endocyte will receive necessary approvals, or that they will be completed, or completed as currently proposed, or at any particular time. Nor can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the proposed transactions. Nor can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Neither can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating or financial results. In particular, our expectations could be affected by, among other things: global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this release or with respect to the proposed transactions; the potential that the strategic benefits, synergies or opportunities expected from the proposed transactions may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; safety, quality or manufacturing issues; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential litigations with respect to the proposed transactions, product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally; uncertainties involved in the development or adoption of potentially transformational technologies and business models; general political and economic conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies. Humira® is a registered trademark of AbbVie Inc. Neulasta® is a registered trademark of Amgen Inc. Copaxone® is a registered trademark of Teva Pharmaceutical Industries LTD.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 1 billion people globally and we are finding innovative ways to expand access to our latest treatments. About 125,000 people of more than 140 nationalities work at Novartis around the world. Find out more at www.novartis.com.

Important dates
October 22, 2018   Oncology ESMO Investor Call
November 5, 2018    Novartis R&D update London
November 27, 2018  Alcon capital markets day New York
December 4, 2018    Alcon capital markets day London
January 30, 2019   Fourth Quarter and Full Year Results